Exhibit 2.2

ASSET PURCHASE AGREEMENT

among

SUNGARD DATA SYSTEMS INC.,

SUNGARD HIGHER EDUCATION INC.,

SOPHIA, L.P.

and

SOPHIA PURCHASER COMPANY, L.P.

Dated as of August 4, 2011

i

5.16	No Other Representations or Warranties; Schedules	36

ARTICLE VI REPRESENTATIONS OF PURCHASER PARTIES		37
6.1	Organization and Good Standing	37
6.2	Conflicts; Consents of Third Parties	38
6.3	Brokers or Finders	38
6.4	Financing	38
6.5	No Prior Activities	40
6.6	No Other Representations or Warranties; Schedules	40

ARTICLE VII ADDITIONAL AGREEMENTS OF PURCHASER PARTIES AND SELLER PARTIES		40
7.1	Conduct of the SMS Business Prior to the Closing	40
7.2	Efforts	43
7.3	No Solicitation	43
7.4	Identification of Assets and Liabilities	43
7.5	Employee Matters	44
7.6	Access	47
7.7	Public Announcements	47
7.8	Control of Other Party’s Business	48
7.9	Use of Name	48
7.10	Post-Closing Access to Records and Personnel	48
7.11	Mail Handling	50
7.12	Confidentiality	51
7.13	Tax Matters	51
7.14	Certain Agreements	52
7.15	Ancillary Asset Agreements and Escrow Agreement	52

ARTICLE VIII CONDITIONS TO ASSET CLOSING		52
8.1	Conditions to the Obligations of Each Party	52
8.2	Additional Conditions to the Obligations of the Seller Parties	53
8.3	Additional Conditions to the Obligations of the Purchaser Parties	53

ARTICLE IX TERMINATION AND EXPENSES		55
9.1	Termination Event	55
9.2	Effect of Termination	55
9.3	Expenses	55

ARTICLE X INDEMNIFICATION		56
10.1	Indemnification	56
10.2	Certain Limitations	57
10.3	Procedures for Third Party Claims	57
10.4	Remedies Exclusive; Mitigation	59

ARTICLE XI GENERAL PROVISIONS		60
11.1	Remedies and Enforcement	60
11.2	Notices	60

ii

11.3	Counterparts	61
11.4	Entire Agreement; No Third-Party Beneficiaries	62
11.5	Assignment	62
11.6	Governing Law	62
11.7	Waiver of Jury Trial	63
11.8	Severability	63
11.9	Headings	63
11.10	Amendment	63
11.11	Extension; Waiver	63
11.12	Non-Recourse	63
11.13	Interpretation	64

EXHIBIT A	SMS Closing Net Working Capital
EXHIBIT B	Form of Press Release

SunGard Disclosure Schedules Company Disclosure Schedules Datatel Disclosure Schedules

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated as of August 4, 2011 (the “Agreement”), among SunGard Data Systems Inc., a Delaware corporation (“SunGard Data”), SunGard Higher Education Inc., a Delaware corporation and wholly owned subsidiary of SunGard Data (the “Company,” and each of the Company and SunGard Data, a “Seller Party”, and the Company and SunGard Data, collectively, the “Seller Parties”), Sophia, L.P., a Delaware limited partnership (“Parent”), and Sophia Purchaser Company, L.P., a Delaware limited partnership and wholly owned subsidiary of Parent (“Purchaser,” and together with Parent, the “Purchaser Parties,” and the Seller Parties together with the Purchaser Parties, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Company and certain direct and indirect Subsidiaries of the Company are engaged in, among other things, the SMS Business (as defined herein);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Purchaser, through itself and one or more of its direct or indirect Subsidiaries, desires to purchase and assume, and the Company, through itself and one or more of its direct or indirect Subsidiaries, desires to sell, transfer and assign the Purchased Assets and Assumed Liabilities of the SMS Business to Purchaser and one or more of its Subsidiaries, upon the terms and subject to the conditions specified in this Agreement; and

WHEREAS, concurrent with the execution of this Agreement, as an inducement to the Seller Parties’ willingness to enter into this Agreement and incur the obligations set forth herein, the Parties, Datatel Parent Corp., a Delaware corporation (“Datatel”), and certain of their respective Affiliates have entered into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”) pursuant to which, upon the terms and subject to the conditions set forth therein, Sophia HE Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, will merge with and into the Company, with the Company being the surviving corporation of such merger and becoming a wholly owned subsidiary of Parent (the “Merger”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINED TERMS

1.1 Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acquisition Alternative” shall mean, other than the transactions contemplated by this Agreement and the Ancillary Agreements, any merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the SMS Business or any of the Company Entities, or with respect to any purchase of at least 10% of the assets of the HE Business, taken as a whole, or with respect to the purchase of any capital stock or other equity interests of any of the Company Entities.

“Action” shall mean any action, claim, arbitration, proceeding, litigation or suit (whether civil, criminal or administrative) commenced, brought or heard by or before any Governmental Body.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act; provided, however, that (a) none of the Seller Parties shall be considered an Affiliate of any of the SunGard Capital Stockholders or any portfolio company in which any of such stockholders or any of their respective investment fund Affiliates have made a debt or equity investment (or vice versa) and (b) none of the Purchaser Parties shall be considered an Affiliate of any of the stockholders of Datatel or partners of Sophia Holding I (as defined in the Merger Agreement) or any portfolio company in which any of such stockholders or limited partners or any of their respective investment fund Affiliates have made a debt or equity investment (or vice versa).

“Ancillary Agreements” shall mean, collectively, (a) the Transition Services Agreement, (b) the Merger Agreement, and (c) the Intellectual Property Agreement.

“Asset Purchase” shall mean the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities pursuant to this Agreement.

“Automatic Transferred SMS Employees” shall mean those SMS Employees where local employment Laws, including but not limited to the Transfer Regulations, provide for an automatic transfer of employees upon the transfer of a business as a going concern and such transfer occurs by operation of Law.

“Business Day” shall mean any day, other than a Saturday, Sunday or one on which banks are authorized by Law to close in New York, New York.

“Business Material Adverse Effect” shall mean (i) a material and adverse effect on the business, assets, liabilities, results of operations or financial condition of (x) the Company and its Subsidiaries (taken as a whole) or (y) the HE Business, or (ii) an effect that prevents or materially delays the SunGard Entities or the Company from performing their material obligations under this Agreement and the Ancillary Agreements, in each case, other than an effect if and to the extent resulting from an Excluded Matter. “Excluded Matter” means any one or more of the following, either alone or in combination with each other: (A) the effect of any change that generally affects the industry in which the HE Business, the Company and its Subsidiaries operate; (B) general legal, regulatory or political conditions (or changes therein), or changes generally affecting the economy or the credit, debt, financial or capital markets, in each case, in the United States or other jurisdictions, including changes in interest or exchange rates; (C) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (D) the negotiation, execution, announcement or pendency of this Agreement and the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, employees, revenue and profitability; (E) any increase in the cost or availability of financing necessary for the Datatel Entities to consummate the transactions contemplated hereby and by the Merger Agreement; (F) the effect of any changes in applicable Laws or accounting rules; (G) the failure by the Company or the HE Business to meet any estimates, projections or budgets (provided, however, that, except as otherwise provided in clauses (A), (B), (C), (D), (E), (F) and (H) of this definition, the underlying causes of such failure may be taken into account in determining whether a Business Material Adverse Effect has occurred); or (H) any circumstance, change or effect that results from any action taken that is required by this Agreement or the failure to take any action expressly prohibited by this Agreement; provided, however, that any effect, event, change, occurrence or circumstance referred to in any of clauses (A), (B), (C) and (F) shall be taken into account for purposes of such clause only to the extent such effect, event, change, occurrence or circumstance does not adversely affect the HE Business or the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industry in which the HE Business, the Company and its Subsidiaries operate. In connection with determining whether Section 8.3(a) has been satisfied, the exception set forth in clause (D) shall not apply with respect to Section 4.2, Section 5.3 or Section 5.9(f).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Company Subsidiaries” shall mean the direct and indirect Subsidiaries of the Company.

“Competition Laws” shall mean the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws of any Governmental Body that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of March 8, 2011, by and between SunGard Data and Datatel, Inc., as amended as of March 8, 2011 and June 6, 2011 and from time to time thereafter.

“Contract” shall mean any written or oral agreement, arrangement, authorization, sale order, purchase order, open bid, commitment, contract, indenture, mortgage, note, instrument, evidence of indebtedness, real estate or other lease, loan, license, obligation, restriction, memorandum of understanding, letter of intent, covenant, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, assets or business, in each case, whether express or implied, but in each case, only to the extent legally binding, and including all amendments, modifications and supplements thereto and waivers and consents thereunder.

“Datatel Entities” shall have the meaning set forth in the Merger Agreement.

“Datatel Material Adverse Effect” shall mean an effect that prevents or materially delays any of the Datatel Entities from performing their material obligations under this Agreement and the Ancillary Agreements.

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.

“Environmental Law” shall mean any applicable Law relating to the protection of the environment, protection of human health as it relates to any harmful or deleterious substances or protection of natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Escrow Account” shall mean the escrow account established pursuant to the Escrow Agreement.

“Escrow Agent” shall mean J.P. Morgan or such other escrow agent of national standing to which SunGard Data and Parent agree.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fair Market Value” shall mean the fair market value of the Purchased Assets based on the amount that would be paid for the Purchased Assets in an arm’s-length transaction by a willing buyer to an unaffiliated willing seller neither of which is acting under duress or any compulsion to buy or to sell.

“Financial Statements” shall have the meaning set forth in the Merger Agreement.

“Financing Sources” shall mean the Persons that have committed to provide or otherwise entered into agreements in connection with the Financing Commitments or alternative financings in connection with the transactions contemplated hereby and by the Merger Agreement, including the parties named in Section 6.4 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Financing and their successors and assigns.

“GAAP” shall mean generally accepted accounting principles of the United States, as in effect from time to time.

“Governmental Antitrust Entity” shall mean any Governmental Body with jurisdiction over enforcement of any applicable Competition Law.

“Governmental Body” shall mean any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, European Union or other supra-national, national, federal, regional, state or local or any agency, instrumentality or authority thereof, or any court or arbitrator.

“HE Business” shall mean the business of providing software and technology services to colleges and universities, as conducted on the Closing Date (as defined in the Merger Agreement) by the business segment of SunGard Capital and its Subsidiaries identified as the “Higher Education” business in SunGard Data’s Form 10-K and financial statements for the year ended December 31, 2010, with the exception that the Business does not include the provision of software and technology services to school districts or private schools (K-12 or equivalent).

“HE Business Employee” shall have the same meaning as “Business Employee” in the Merger Agreement.

“HE Software” shall mean the software and technology solutions (including Banner and PowerCAMPUS) developed, licensed and sold by the HE Business to colleges and universities.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, (a) indebtedness of such Person for money borrowed, (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (c) all obligations of the type referred to in clauses (a) or (b) of other Persons for the payment of which such first Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations, (d) any capitalized lease obligations, (e) any amounts payable as a result of terminating any interest rate swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements and (f)

all outstanding reimbursement obligations in respect of drawn letters of credit issued for the account of, or on behalf of, such Person.

“Independent Accountant” shall mean KPMG LLP or such other firm of independent accountants of national standing to which Parent and SunGard Data agree.

“Independent Appraiser” shall mean Duff & Phelps or such other firm of independent appraisers of national standing selected by the Parties.

“Intellectual Property” shall mean all worldwide intellectual property or industrial property rights, including those associated with all: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (iii) copyrights and copyrightable works, including copyrights in Software, and registrations and applications therefor (collectively, “Copyrights”), and (iv) confidential and proprietary information, trade secrets, discoveries, concepts, research and development, algorithms, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings, specifications, and customer lists (collectively, “Trade Secrets”).

“Intellectual Property Agreement” shall mean the Intellectual Property Agreement between SunGard Data and the Company in the form attached as Exhibit B to the Merger Agreement, with such changes as SunGard Data and Parent may agree.

“IRS” shall mean the U.S. Internal Revenue Service.

“IRS Ruling” shall mean a letter ruling from the IRS to be obtained in accordance with Section 7.4(h) of the Merger Agreement, in form and substance reasonably satisfactory to the SunGard Entities and Parent and upon which the SunGard Entities and Parent can rely, to the effect that (i) the Company and, if applicable, any lower-tier Company Entity, will recognize gain on the sale of the SMS Business to Purchaser Company, which gain will be included in the consolidated taxable income of SunGard Capital; (ii) for purposes of calculating SunGard Data’s gain or loss in respect of the shares of Company Common Stock as a result of the Merger, prior to the Merger SunGard Data’s tax basis in the stock of the Company will be increased to reflect the gain recognized by the Company and, if applicable, any other lower-tier Company Entity on the sale of the SMS Business to Purchaser Company, and will be reduced to reflect the distribution of the net cash proceeds from the sale of the SMS Business to Seller (as defined in the Merger Agreement) pursuant to Treas. Reg. § 1.1502-32(b)(3)(i), (iii) and (v); (iii) the Merger will not be treated as a qualified stock purchase within the meaning of Section 338(d)(3) of the Code, so the consistency rules of Section 338(e) of the Code and Treas. Reg. § 1.338-8 will not apply to cause Parent to take a carryover basis in the SMS Business assets; and (iv) if applicable, the treatment of a conversion of a lower tier corporate Company Entity to a limited liability company as a liquidation under Section 332 of the Code. For the avoidance of doubt, the IRS Ruling will not be “reasonably satisfactory” if the IRS Ruling includes any caveats or limitations on either party’s ability to rely on the above rulings.

“IRS Submissions” shall have the meaning set forth in the Merger Agreement.

“Knowledge” shall mean the actual knowledge of the persons listed on Section 1.1 of the Company Disclosure Schedules.

“Law” shall mean any federal, state, county, local, provincial, municipal or other U.S. or foreign constitution, code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, plan, or statute applicable to a Person or its assets, liabilities, or business, including those promulgated, interpreted or enforced by any Governmental Body.

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due).

“Lien” shall mean any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option to purchase, right of first refusal, easement, servitude or transfer restriction. It is understood that “Lien” does not include any license, covenant not to sue or similar right granted by the Company Entities with respect to any Intellectual Property.

“Losses” means any and all losses, damages, liabilities, costs (including reasonable out-of-pocket costs of investigation) and expenses, including interest, penalties, settlement costs, judgments, awards, fines, costs of mitigation, court costs and fees (including reasonable attorneys’ fees and expenses).

“Maintenance” shall mean the provision of maintenance and maintenance-related support services (such as, by way of example and not limitation, defect corrections, web and telephone-based support regarding functionality and capability, and regulatory updates) for the HE Software. For the avoidance of doubt, Maintenance does not include implementation, training and other such services provided by the professional services and managed services practice groups of the SMS Business.

“Maintenance Agreement” shall mean, in each case after taking into account the effects of, and assuming the completion of, the Restructuring, any customer, distributor or reseller Contract or third party/partner maintenance Contract, in each case to the extent it relates to the provision of Maintenance with respect to HE Software to which the Company or any of its Subsidiaries is a party, including all rights of renewal thereunder. For the avoidance of doubt, “Maintenance Agreement” does not include any Contract to the extent it applies to the SMS Business, including each SMS Agreement.

“Maintenance Business” shall mean the business conducted by the HE Business with respect to the provision of Maintenance.

“Materials of Environmental Concern” shall mean any material, substance or waste characterized or regulated under Environmental Laws as “hazardous,” “toxic,” “radioactive” or a “pollutant,” “contaminant,” or terms of similar import, including gasoline or petroleum (including crude oil or any fraction thereof) or petroleum product, polychlorinated biphenyl, asbestos or asbestos-containing material, urea-formaldehyde insulation, radioactive material or toxic mold.

“Maximum Gain” shall mean $850,000,000.

“Order” shall mean any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business of such Person consistent with past practice.

“Permit” shall mean any approval, authorization, consent, license, permit, easement, variance, exception, order or certificate of a Governmental Body.

“Permitted Liens” shall mean (i) all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, encumbrances and other similar matters disclosed in policies of title insurance delivered or made available to Parent prior to the date hereof, (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor to the extent required by GAAP, (iii) mechanics’, carriers’, workers’, repairers’, landlords’ and similar Liens, (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Body, none of which materially and adversely impact the current use and operation of the affected property, (v) title of a lessor under a capital or operating lease, (vi) with respect to the Owned Real Property (as defined in the Merger Agreement) (A) non-monetary real property Liens of public record and (B) matters that would be identified by a survey of the Owned Real Property and (vii) such other Liens that do not materially and adversely impact the current use and operation of the affected property.

“Person” shall mean any natural person, firm, business trust, trust, association, corporation, partnership, limited liability company, joint venture, company, unincorporated entity or Governmental Body.

“Registered” shall mean issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Body or Internet domain name registrar.

“Representative” shall mean, with respect to any Person, any officer, director, principal, partner, manager, member, attorney, accountant, agent, employee, consultant, financial advisor, Financing Source or other authorized representative of such Person.

“Restructuring” shall mean the transactions described in Exhibit C to the Merger Agreement.

“SMS Agreement” shall mean, in each case after taking into account the effects of, and assuming the completion of, the Restructuring, any customer, distributor or reseller Contract or third party/partner software license Contract, in each case to which the Company or any of its Subsidiaries is a party, to the extent it relates to (a) the development, licensing and/or sale of HE Software, (b) the provision of managed services as conducted by the HE Business and (c) the provision of professional services as conducted by the HE Business. For the avoidance of doubt, “SMS Agreement” does not include any Maintenance Agreement.

“SMS Business” shall mean the business conducted by the HE Business with respect to (a) the development, licensing and sale of HE Software, (b) the provision of managed services as conducted by the HE Business and (c) the provision of professional services as conducted by the HE Business. For the avoidance of doubt, the SMS Business includes all of the business conducted by the HE Business other than the Maintenance Business.

“SMS Business Specified Current Assets” shall mean the assets of the SMS Business identified on Exhibit A as SMS Business Specified Current Assets.

“SMS Business Specified Current Liabilities” shall mean the liabilities of the SMS Business identified on Exhibit A as SMS Business Specified Current Liabilities.

“SMS Closing Net Working Capital” shall mean SMS Business Specified Current Assets minus SMS Business Specified Current Liabilities, in each case, as of the close of business on the Business Day immediately prior to the Asset Closing Date and as determined in accordance with Exhibit A. For the avoidance of doubt, SMS Closing Net Working Capital shall not include Taxes.

“SMS Employee” shall mean each HE Business Employee who is engaged in the conduct of the SMS Business, other than any HE Business Employee who SunGard Data and Parent have mutually agreed is not an “SMS Employee.”

“SMS Estimated Net Working Capital” shall mean SunGard Data’s good faith estimate of the SMS Closing Net Working Capital.

“SMS Target Net Working Capital” shall mean the amount indentified in Exhibit A.

“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation, including user manuals and other training documentation.

“Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of the issued and outstanding capital stock or other equity interests having ordinary voting power to elect a majority of the board of directors of such corporation or other governing body of a non-corporate Person is at the time directly or indirectly owned or controlled by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries. The term “Subsidiary” shall include all Subsidiaries of any Subsidiary.

“SunGard Capital” shall mean SunGard Capital Corp., a Delaware corporation.

“SunGard Capital Stockholder” shall mean any Person, together with its Affiliates, holding 5% or more of the shares of capital stock of SunGard Capital outstanding on the date hereof or any of their respective successors or assigns (for the avoidance of doubt, SunGard Capital Stockholder includes any Affiliates of Bain Capital LLC, the Blackstone Group, L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co., L.P. Providence Equity Partners Inc., Silver Lake Management, L.L.C. and TPG Capital, L.P. that hold any shares of capital stock of SunGard Capital at any time).

“SunGard Entities” shall have the meaning set forth in the Merger Agreement.

“Taxes” shall mean any and all U.S. federal, state, and local and any and all non-U.S. taxes, assessments, duties, impositions, levies and other governmental charges and liabilities in the nature of taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment, insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, whether disputed or not, together with all interest, penalties and additions imposed by any taxing authority with respect to such amounts. For purposes of this Agreement, “Taxes” also includes any obligations under any agreements or arrangements with any Person with respect to the liability for, or sharing of, Taxes (including pursuant to Section 1.1502-6 of the Treasury Regulations or comparable provisions of state, local or foreign Tax Law), other than agreements or arrangements entered into in the ordinary course as arm’s-length commercial agreements or arrangements that do not relate primarily to Taxes, such as loan or leasing agreements, and including any liability for Taxes as a transferee or successor.

“Tax Return” shall mean all returns, declarations, reports, estimates, information returns and statements required to be filed with a taxing authority in respect of any Taxes and any schedules or attachments thereto.

“Transactions” shall mean, collectively, the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Tax” shall mean any transfer, filing, recordation, ad valorem, value added, bulk sales, use, stamp duties, excise, license or similar tax, fee or charge imposed by any taxing authority upon the sale, transfer or assignment of real, personal, tangible or intangible property or any interest therein, or upon the recording of any such sale, transfer or assignment, together with any interest, additions to tax or penalties in respect thereof, in respect of the transactions contemplated by this Agreement, but not including Transfer Taxes in respect of the Restructuring (other than Transfer Taxes in respect of the Restructuring that are “Excess Costs” for which Parent is responsible pursuant to Exhibit C to the Merger Agreement).

“Transition Services Agreement” shall mean the Transition Services Agreement among the Company, Purchaser and SunGard Data in the form attached as Exhibit D to the Merger Agreement.

“Treasury Regulations” shall mean the income tax regulations, including temporary and proposed regulations, promulgated under the Code by the U.S. Treasury, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Transfer Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006 pursuant to The Acquired Rights Directive (Directive No. 77/187/EEC) and the legislation and regulations of any nation implementing such regulations.

1.2 Terms Defined Elsewhere in this Agreement.

Agreement	Preamble
Allocation Schedule	Section 3.8(a)
Ancillary Asset Agreements	Section 2.3
Appraisal Report	Section 3.1(b)(iii)
Asset Closing	Section 3.2
Asset Closing Date	Section 3.2
Asset Objection Notice	Section 3.7(a)
Asset Objection Period	Section 3.7(a)
Asset Post-Closing Calculation Objection	Section 3.7(a)
Asset Post-Closing Statement	Section 3.7(a)
Assumed Contracts	Section 2.1(a)(v)
Assumed Liabilities	Section 2.2(a)
Base Purchase Price	Section 3.1(a)
Books and Records	Section 7.10(d)
Capped Datatel Losses	Section 10.2(a)
Collective Bargaining Agreement	Section 7.5(c)
Company	Preamble
Company Benefit Plan	Section 5.9(a)
Company Charter Documents	Section 5.1
Company Disclosure Schedules	ARTICLE V
Company Entities	Section 5.1
Company SMS Registered Intellectual Property	Section 5.7(a)
Copyrights	Definition of Intellectual Property
Datatel	Recitals
Datatel Indemnified Party	Section 10.1(a)
Datatel Losses	Section 10.1(a)
Debt Financing	Section 6.4
Debt Financing Commitment	Section 6.4
Debt Financing Sources	Section 6.4
Disclosure Schedules	ARTICLE VI
Dividend	Section 3.5(b)
ERISA	Section 5.9(a)
Escrow Agreement	Section 7.15
Estimated Purchase Price	Section 3.5(a)
Excluded Assets	Section 2.1(b)
Excluded Liabilities	Section 2.2(b)
Excluded Matter	Definition of Business Material Adverse Effect
Existing Stock	Section 7.9
Financing	Section 6.4
Financing Commitments	Section 6.4
Fundamental Representations	Section 8.3(a)

Indemnified Party	Section 10.2(c)
Indemnifying Party	Section 10.3(a)
Investors	Section 6.4
Managed Services Contracts	Section 5.8(a)(ii)
Marks	Definition of Intellectual Property
Material Contracts	Section 5.8(a)
Material In-Bound License Agreements	Section 5.7(i)
Material Out-Bound License Agreements	Section 5.7(j)
Merger	Recitals
Merger Agreement	Recitals
Merger Agreement Remedies	Section 11.1
Offer Date	Section 7.5(b)
Ordinary Course Material Contract	Section 7.1(a)(x)
Parent	Preamble
Parties	Preamble
Patents	Definition of Intellectual Property
Pension Plan	Section 5.9(d)
Purchase Price	Section 3.1(a)
Purchase Price Excess	Section 3.7(d)(i)
Purchase Price Shortfall	Section 3.7(d)(ii)
Purchased Assets	Section 2.1(a)
Purchaser	Preamble
Purchaser Disclosure Schedules	ARTICLE VI
Purchaser Parties	Preamble
Real Property Lease	Section 5.6
Real Property Leases	Section 5.6
Seller Parties	Preamble
Seller Party	Preamble
Specified Open Source Licenses	Section 5.7(h)
SunGard Benefit Plan	Section 5.9(a)
SunGard Data	Preamble
SunGard Disclosure Schedules	ARTICLE IV
SunGard Indemnified Party	Section 10.1(b)
SunGard Losses	Section 10.1(b)
SunGard Marks	Section 7.9
Termination Fee Equity Financing	Section 6.4
Termination Fee Equity Financing Commitment	Section 6.4
Trade Secrets	Definition of Intellectual Property
Transaction Equity Financing	Section 6.4
Transaction Equity Financing Commitment	Section 6.4
Transaction Financing	Section 6.4
Transaction Financing Commitments	Section 6.4
Transferred Business Intellectual Property	Section 2.1(a)(vi)
Transferred SMS Employee	Section 7.5(b)
USPTO	Section 2.5(c)
WARN	Section 7.5(g)

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1 Asset Purchase.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Asset Closing, the Company shall, and shall cause its Subsidiaries to, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall, and/or shall cause its Subsidiaries to, purchase, acquire and accept from the Company and its Subsidiaries, free and clear of all Liens other than Permitted Liens, all of the Company’s and such Subsidiaries’ respective right, title and interest in and to the following assets and all of the goodwill associated therewith (in each case after taking into account the effects of, and assuming the completion of, the Restructuring), as the same shall exist on the Asset Closing Date (collectively, the “Purchased Assets”):

(i) the Owned Real Property (as defined in the Merger Agreement) and any fixtures, machinery, equipment and tangible personal property attached to or located on the Owned Real Property that relate to or are used or held for use in connection with the SMS Business;

(ii) all inventories (including raw materials, purchased goods, parts, containers, recycled materials, work in process, supplies, finished goods and demo and consignment inventory) on the books of the Company or its Subsidiaries;

(iii) all lists of current, former and prospective customers, suppliers, resellers and vendors, customers’ files, credit information, parts lists, business correspondence, business lists, brochures, manuals, sales literature, promotional literature and other selling, advertising and marketing materials and all other similar assets and rights related to the conduct of the SMS Business;

(iv) all of the machinery, equipment, tools, spare parts, all transportation and office equipment, computers, furniture, furnishings, vehicles, and other fixed assets and personal property owned by the Company and its Subsidiaries and related to, used or held for use in connection with the SMS Business (including any and all hard drives, disks, diskettes, tapes or other tangible media), and in the case of any such items which are leased or licensed by the Company or its Subsidiaries, the Company’s and such Subsidiaries’ leasehold or license interest therein;

(v) all Contracts to which any of the Company or its Subsidiaries are a party to the extent they are related to the SMS Business, including the SMS Agreements (collectively, the “Assumed Contracts”);

(vi) all Intellectual Property owned by the Company and its Subsidiaries and that is related to the SMS Business and was used, is used or is held for use in the SMS Business

(the “Transferred Business Intellectual Property”);

(vii) all information technology systems, network or telecommunications equipment and software, desktop computer software, accounting, finance and database software, general software development and control systems, and tools, environments and other general information technology functionality, in each case that is used in the operation of the SMS Business;

(viii) all Permits used in the SMS Business;

(ix) all accounts receivable, notes receivable and other rights to payment of the Company or any of its Subsidiaries to the extent related to the SMS Business, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto, and any claim, remedy or other right related to any of the foregoing;

(x) all deposits to the extent made by the Company or its Subsidiaries in connection with the SMS Business, and any claim, remedy or other right related to any of the foregoing, in each case to the extent associated with Assumed Contracts or other Purchased Assets, or related to other Assumed Liabilities;

(xi) all prepaid assets paid by the Company or its Subsidiaries to the extent in connection with the SMS Business, and any claim, remedy or other right related to any of the foregoing, in each case to the extent associated with Assumed Contracts or other Purchased Assets, or related to Assumed Liabilities;

(xii) all causes of action, claims, demands, rights (including rights under or pursuant to warranties, representations and guarantees made by suppliers, manufacturers or contractors) and privileges against third parties, whether liquidated or unliquidated, fixed or contingent, choate or inchoate that relate to events or breaches occurring on or prior to the Asset Closing Date which relate to the SMS Business, Purchased Assets or Assumed Liabilities;

(xiii) all financial and other books and all other documents, microfilm and business records (other than Tax Returns) and correspondence, wherever located, related to the SMS Business, the Purchased Assets or the Assumed Liabilities;

(xiv) personnel records for each Transferred SMS Employee (subject to the prior consent of such Transferred SMS Employee to the extent such consent is required by applicable Law in connection with the transfer of such personnel records of such Transferred SMS Employee); and

(xv) all other assets of the Company and its Subsidiaries that relate to, or are used in the conduct of, the SMS Business, are not Excluded Assets and are not of a category or type described in the foregoing clauses of this Section 2.1(a).

(b) The Seller Parties and the Purchaser Parties expressly understand and agree that the following assets and all of the goodwill associated therewith (in each case after taking into account the effects of, and assuming the completion of, the Restructuring), as the same shall exist on the Asset Closing Date shall be excluded from the Purchased Assets (the “Excluded Assets”):

(i) all capital stock or other equity interests in any Person;

(ii) all rights arising from Excluded Liabilities; and

(iii) the Maintenance Agreements;

(iv) all accounts receivable, notes receivable and other rights to payment of the Company or any of its Subsidiaries to the extent related to the Maintenance Business, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto, and any claim, remedy or other right related to any of the foregoing;

(v) all deposits to the extent made by the Company or its Subsidiaries to the extent related to the Maintenance Business, and any claim, remedy or other right related to any of the foregoing, in each case to the extent associated with the Maintenance Business;

(vi) all prepaid assets paid by the Company or its Subsidiaries to the extent in related to the Maintenance Business, and any claim, remedy or other right related to any of the foregoing, in each case to the extent associated with the Maintenance Business;

(vii) all causes of action, claims, demands, rights (including rights under or pursuant to warranties, representations and guarantees made by suppliers, manufacturers or contractors) and privileges against third parties, whether liquidated or unliquidated, fixed or contingent, choate or inchoate that relate to events or breaches occurring on or prior to the Asset Closing Date which relate to the Maintenance Agreements;

(viii) all other assets of the Company and its Subsidiaries that relate exclusively to, or are used exclusively in the conduct of, the Maintenance Business; and

(ix) any assets that are excluded from the Purchased Assets pursuant to Section 3.1(c).

2.2 Assumed Liabilities; Excluded Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Asset Closing, Purchaser shall assume, pay, perform and discharge when due the following Liabilities of the Company and its Subsidiaries (in each case after taking into account the effects of, and assuming the completion of, the Restructuring), other than the Excluded Liabilities (the “Assumed Liabilities”):

(i) all Liabilities of the Company and its Subsidiaries arising on, prior to or after the Asset Closing Date under the Assumed Contracts;

(ii) all Liabilities arising on, prior to or after the Asset Closing Date for any infringement or alleged infringement with respect to the SMS Business of the rights of any other Person relating to Intellectual Property;

(iii) all accounts payable due to third parties to the extent incurred in connection with the operation of the SMS Business;

(iv) any Transfer Taxes;

(v) all Liabilities to the extent arising out of or relating to the Purchased Assets;

(vi) all Liabilities arising out of, relating to or incurred in connection with the operation of the SMS Business.

(b) Any other provision of this Agreement notwithstanding, Purchaser shall not be obligated to assume, pay, perform, discharge or be responsible for any of the following Liabilities of the Company or any of its Subsidiaries (in each case after taking into account the effects of, and assuming the completion of, the Restructuring) (collectively, the “Excluded Liabilities”):

(i) any Liability to the extent arising out of or relating to any Excluded Asset;

(ii) any Liability for Taxes of the Company or any of its Subsidiaries other than Taxes for which Purchaser is liable pursuant to Section 7.13(a) of this Agreement;

(iii) all accounts payable due to third parties to the extent incurred in connection with the operation of the Maintenance Business;

(iv) all Liabilities arising on, prior to or after the Asset Closing under the Maintenance Agreements; and

(v) all other Liabilities to the extent arising out of or relating to or incurred in connection with the Maintenance Business, including the operation of the Maintenance Business on, prior to or after the Asset Closing Date.

2.3 Transfer of Purchased Assets and Assumed Liabilities. The Purchased Assets shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers and assumptions are to be made. Such transfer and assumption agreements shall be jointly prepared by the Parties and shall include (i) a bill of sale in customary form to be agreed to by the Parties prior to the Asset Closing, (ii) an assignment and assumption agreement in customary form to be agreed to by the Parties prior to the Asset Closing, (iii) local asset transfer agreements for each jurisdiction other than the United States in which Purchased Assets or Assumed Liabilities are located in customary forms to be agreed to by the Parties prior to the Asset Closing and reflecting such terms as are required by local Law, and/or (iv) assignments of Intellectual Property in customary form to be agreed to by the Parties prior to the Asset Closing and (v) such other agreements as may reasonably be required to effect the purchase and assignment of the Purchased Assets and Assumed Liabilities (collectively, clauses (i)–(v), the “Ancillary Asset Agreements”) and shall be executed no later than at or as of the Asset Closing by the Company and/or one or more of its Subsidiaries, as appropriate, and Purchaser or one of its Subsidiaries.

2.4 Approvals and Consents.

(a) Notwithstanding anything to the contrary contained in this Agreement, and subject to the provisions of Section 2.5, to the extent that the sale, conveyance, transfer, assignment or delivery or attempted sale, conveyance, transfer, assignment or delivery to Purchaser of any Purchased Asset would result in a violation of any applicable Law, would require any consent or waiver of any Governmental Body or third party and such consent or waiver shall not have been obtained prior to the Asset Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery, or an attempted sale, conveyance, transfer, assignment or delivery thereof if any of the foregoing would constitute a breach of applicable Law, any Contract or the rights of any third party; provided, however, that, subject to the satisfaction or waiver of the conditions contained in ARTICLE VIII, the Asset Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account of such required authorization. Following the Asset Closing, the Company and Purchaser shall use commercially reasonable efforts, and shall cooperate with each other, to obtain promptly such consent or waiver; provided, further, that the Company, Purchaser nor any of their respective Subsidiaries shall be required to pay any consideration therefor. Once such consent or waiver is obtained, the Company shall, or shall cause its Subsidiaries to, sell, assign, transfer, convey and license such Purchased Asset to Purchaser for no additional consideration.

(b) To the extent that any Purchased Asset cannot be provided to Purchaser following the Asset Closing pursuant to this Section 2.4, Purchaser and the Company shall use commercially reasonable efforts to enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to each other the economic (taking into account Tax costs and benefits) and, to the extent permitted under applicable Law, operational equivalent of obtaining such consent or waiver and the performance by Purchaser of its obligations thereunder. To the extent permitted under applicable Law, the Company and its Subsidiaries shall hold in trust for and pay to Purchaser promptly upon receipt thereof, such Purchased Assets and all income, proceeds and other monies received by the Company and its Subsidiaries to the extent related to any such Purchased Asset in connection with the arrangements under this Section 2.4. The Company and its Subsidiaries shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Purchased Assets. Nothing in this Section 2.4 applies to any consent or waiver required under any Competition Laws, which consents and waivers shall be governed exclusively by Section 7.6 of the Merger Agreement.

2.5 Novation and Assignment.

(a) Each of the Company and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to obtain or to cause to be obtained any consent, substitution or amendment required to novate (including with respect to any federal governmental contract) or assign all rights and obligations under Assumed Contracts and other obligations or liabilities of any nature whatsoever that constitute the Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Purchaser will be solely responsible for such rights and Assumed Liabilities from and after the Asset Closing Date, provided, however, that no Party nor any of its Subsidiaries shall be obligated to pay any consideration therefor to any third party from whom such consents, substitutions and amendments are requested.

(b) If either the Company or its Subsidiaries is unable to obtain, or to cause to be obtained, any such required consent, release, substitution or amendment, (i) the Company shall, or shall cause its Subsidiaries to, continue to be bound by such Assumed Contracts and other obligations and, (ii) unless not permitted by the terms thereof or applicable Law, Purchaser shall, as agent or subcontractor for the Company or such Subsidiary, pay, perform and discharge fully, or cause to be paid, transferred or discharged, all the obligations or other Liabilities of the Company or such Subsidiary thereunder from and after the Asset Closing Date (except to the extent expressly otherwise provided herein). The Company shall, without further consideration, pay and remit, or cause to be paid or remitted, to Purchaser promptly all money, rights and other consideration received by it or its Subsidiaries in respect of such performance. If and when any such consent, approval, release, substitution or amendment shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or able to be novated, the Company shall, or shall cause such Subsidiary to, thereafter assign, or cause to be assigned, all its rights, obligations and other liabilities thereunder to Purchaser without receipt of further consideration and Purchaser shall, without the payment of any further consideration, assume such rights and obligations.

(c) To the extent reasonably required in order to perfect the Company’s or any of its Subsidiary’s chain of title to the Registered Transferred Business Intellectual Property as recorded at the United States Patent and Trademark Office (the “USPTO”), the United States Copyright Office, any domain name registrar, or a corresponding office of the foregoing in a foreign country, upon Purchaser’s reasonable request the Seller Parties shall, and shall cause their applicable Affiliates to, use commercially reasonable efforts (but not including payment or the transfer of other consideration to any third party) to provide, obtain, or cause to be obtained, documents sufficient to evidence and record the chain of title conferring ownership of such Registered Transferred Business Intellectual Property in the Purchaser or an entity designated by Purchaser in a form suitable for recordation with the USPTO, the United States Copyright Office, any domain name registrar, or a corresponding office in a foreign country, and to provide said documents to the Purchaser for filing and recordation by it, or, in the sole discretion of the Company, to record, or to cause to be recorded, said documents.

ARTICLE III

PURCHASE PRICE AND ASSET CLOSING

3.1 Purchase Price.

(a) The purchase price in respect of the purchase and sale transactions hereunder shall be (i) an amount in cash equal to the sum of the following (such amount, the “Purchase Price”): (x) $750,000,000 (as adjusted by Section 3.1(b), the “Base Purchase Price”), plus (y) the amount (if any) by which the SMS Closing Net Working Capital is greater than the SMS Target Net

Working Capital, minus (z) the amount (if any) by which the SMS Closing Net Working Capital is less than the SMS Target Net Working Capital and (ii) the assumption of the Assumed Liabilities.

(b) The Base Purchase Price shall be adjusted so as to equal the Fair Market Value (reduced by taking into account the Assumed Liabilities), which shall be determined as follows:

(i) Promptly after the date hereof, SunGard Data and Parent shall retain the Independent Appraiser to determine the Fair Market Value. The Independent Appraiser shall be directed to promptly, and in any event no later than thirty (30) Business Days after the date hereof, render its preliminary written determination of the Fair Market Value. The report setting forth such preliminary determination shall (i) be prepared without regard to Section 3.1(c), (ii) be prepared based on financial information provided by Parent and SunGard Data and (iii) be in form and substance reasonably satisfactory to SunGard Data and Parent, and shall contain such supplemental documentation and preliminary analyses as reasonably requested by either Party.

(ii) SunGard Data and Parent shall enter into a customary engagement letter with, and to the extent necessary each Party to this Agreement will waive, and use commercially reasonable efforts to cause its controlling Affiliates to waive, any conflicts with, the Independent Appraiser at the time the Independent Appraiser is retained and shall cooperate with the Independent Appraiser in connection with its determination pursuant to this Section 3.1(b). Each Party shall furnish to the Independent Appraiser such information and documents as such Party deems relevant and such other information and documents as may be requested by the Independent Appraiser with copies being given to the other such Party substantially simultaneously. The Independent Appraiser may, at its discretion, conduct one or more conferences and meetings concerning the valuation and each such Party shall have the right to present additional documents, materials and other information and to have present its Representatives. No Party or its Representatives shall be permitted to engage in any ex parte communications with the Independent Appraiser.

(iii) The Independent Appraiser shall be directed to promptly, and in any event no later than fifteen (15) Business Days prior to the Asset Closing Date, render its final determination in writing of the Fair Market Value (the “Appraisal Report”) upon which each Party shall be able to rely. The Appraisal Report shall be set forth in a written statement delivered to each of SunGard Data and Parent, and the final determination of Fair Market Value set forth in the Appraisal Report shall constitute the Base Purchase Price and shall be final and binding on all Parties absent manifest error. The costs related to having the Independent Appraiser determine the Fair Market Value shall be borne by Parent, and Parent shall reimburse SunGard Data for any reasonable and documented out of pocket costs incurred by any Seller Party in connection with preparing or obtaining the determination under Sections 3.1(b)(i), (ii) and (iii). The Appraisal Report shall be in form and substance reasonably satisfactory to SunGard Data and Parent, and shall contain such supplemental documentation and analyses as reasonably requested by either Party.

(c) If, without regard to this Section 3.1(c), based on the Fair Market Value pursuant to either the preliminary determination of the Independent Appraiser delivered pursuant to Section 3.1(b)(i) or a draft of the Appraisal Report to be delivered pursuant to Section 3.1(b)(iii), the total gain for U.S. Federal income tax purposes projected to be recognized by the Company in respect of the sale of the Purchased Assets (after taking into account the Base Purchase Price, adjustments to the Purchase Price, the amount of Assumed Liabilities and any deductions allowed, or increases in the tax basis of the Purchased Assets, on account of the Assumed Liabilities) exceeds the Maximum Gain, then the Purchaser Parties, in consultation with the Independent Appraiser, shall select in good faith a portion of the Purchased Assets not to be included among the Purchased Assets with an aggregate value such that the total gain projected to be recognized after excluding such assets from the Purchased Assets does not exceed the Maximum Gain based upon the Appraisal Report delivered by the Independent Appraiser pursuant to Section 3.1(b)(iii). The determination of the Purchaser Parties as to the Purchased Assets not to be included shall be subject to the review and consent of SunGard Data, which consent shall not be unreasonably withheld, delayed or conditioned. For purposes of this Section 3.1(c), the value of Purchased Assets shall be equal to the Fair Market Value determined under the Appraisal Report pursuant to Sections 3.1(b)(iii).

(d) SunGard Data and Parent shall promptly notify each other if it (or, in the case of Parent, the Company or Purchaser) is notified by any taxing authority that such taxing authority disagrees with the appraisal pursuant to this Section 3.1 or if the sale and purchase of the Purchased Assets becomes the subject of an audit, and thereafter, each shall keep the other Party reasonably informed about such audit or any subsequent administrative or judicial proceeding.

3.2 Asset Closing Date. Unless this Agreement shall have been terminated pursuant to ARTICLE IX hereof, subject to the satisfaction of the conditions set forth in ARTICLE VIII (or the waiver thereof by the Party entitled to waive any such condition), the closing of the Asset Purchase (the “Asset Closing”) will take place at 9:00 a.m. (Eastern Time), at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 and in such other places as are necessary to effect the transactions to be consummated at the Asset Closing, on the later of (a) the third Business Day after satisfaction or waiver of each condition to the Asset Closing set forth in ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Asset Closing, but subject to the satisfaction or waiver of such conditions at the Asset Closing) and (b) the earlier of (i) a date during the Marketing Period (as defined in the Merger Agreement) to be specified by Parent on no fewer than three Business Days’ notice to SunGard Data (it being understood that such date may be conditioned upon the simultaneous completion of Parent’s debt financing for the Transactions) and (ii) the final day of the Marketing Period, or such other place and time or on such other date as Parent and SunGard Data may mutually determine (the date on which the Asset Closing actually occurs is referred to as the “Asset Closing Date”).

3.3 Purchaser Obligations. At the Asset Closing, Purchaser shall, or shall cause one or more of its Subsidiaries to, (x) deliver the Estimated Purchase Price to the Company as provided in Section 3.5 and (y) execute and deliver to the Company the following in such form and substance as are reasonably acceptable to SunGard Data:

(a) the certificate described in Section 8.2(c);

(b) such instruments of conveyance with respect to the Purchased Assets and Assumed Liabilities as are referred to in Section 2.3; and

(c) such other documents and instruments as counsel for Parent and SunGard Data mutually agree to be reasonably necessary to consummate the transactions described herein.

3.4 Company Obligations. At the Asset Closing, the Company shall execute and deliver to Purchaser, and the Company shall cause such of its Subsidiaries as are party thereto to execute and deliver to Purchaser, the following in such form and substance as are reasonably acceptable to Purchaser:

(a) the certificate described in Section 8.3(c);

(b) such instruments of conveyance with respect to the Purchased Assets and Assumed Liabilities as are referred to in Section 2.3;

(c) a duly executed certificate, in the form of section 1.1445-2(b)(2)(iv)(B) of the Treasury Regulations, certifying that the Company is not a foreign person for U.S. federal income tax purposes and the Company’s U.S. taxpayer identification number; and

(d) such other documents and instruments as counsel for Parent and SunGard Data mutually agree to be reasonably necessary to consummate the transactions described herein.

3.5 Payment and Distribution of Estimated Purchase Price.

(a) No later than two (2) Business Days before the Asset Closing Date, SunGard Data shall deliver to Parent SunGard Data’s calculation of the SMS Estimated Net Working Capital and the Estimated Purchase Price, with reasonable supporting detail as to such calculation. The “Estimated Purchase Price” shall mean an amount equal to the sum of the following: (i) the Base Purchase Price plus (ii) the amount (if any) by which the SMS Estimated Net Working Capital is greater than the SMS Target Net Working Capital, minus (iii) the amount (if any) by which the SMS Estimated Net Working Capital is less than the SMS Target Net Working Capital.

(b) On the Asset Closing Date, Purchaser shall pay to the Company the Estimated Purchase Price in United States dollars in immediately available federal funds to such bank account or accounts as shall be designated in writing by the Company no later than the second Business Day prior to the Asset Closing. Immediately after receipt of the Estimated Purchase Price, prior to the close of business on the Asset Closing Date, the Company shall declare, pay and distribute a dividend in respect of all of its issued and outstanding shares of capital stock in the aggregate amount equal to the following (the “Dividend”): (i) the Estimated Purchase Price and (ii) the right to receive any payment from Purchaser contemplated by Section 3.7(d)(i) (subject to the obligation to make any payment to Purchaser contemplated by Section 3.7(d)(ii)).

3.6 Escrow Funding of Estimated Merger Consideration. At the Asset Closing, Parent shall deliver, or shall cause to be delivered, to the Escrow Agent an amount equal to the Estimated Merger Consideration (as defined in the Merger Agreement) in United States dollars in immediately available federal funds to be held in the Escrow Account in accordance with the terms of the Escrow Agreement.

3.7 Post-Closing Purchase Price Adjustment.

(a) As promptly as practicable, but in no event later than ninety (90) days following the Asset Closing Date, Parent shall prepare and deliver to SunGard Data a statement (the “Asset Post-Closing Statement”), certified by the chief financial officer of Parent and accompanied by reasonable supporting detail, setting forth the SMS Closing Net Working Capital and the Purchase Price, including, in each case, the calculation thereof in reasonable detail. The calculations set forth in the Asset Post-Closing Statement shall be final and binding on all Parties unless SunGard Data gives Parent written notice of its objections thereto (an “Asset Objection Notice”), with reasonable supporting detail as to each such objection (each, an “Asset Post-Closing Calculation Objection”), within forty-five (45) days after receipt of the Asset Post-Closing Statement (the “Asset Objection Period”). In the event SunGard Data fails to give Parent an Asset Objection Notice prior to the expiration of the Asset Objection Period or otherwise earlier notifies Parent in writing that SunGard Data has no objections to the calculations set forth in the Asset Post-Closing Statement, the Asset Post-Closing Statement shall be deemed final and binding on all Parties hereto, and all payments to be made in accordance with Section 3.7(d) shall be derived therefrom. Any component of the calculations set forth in the Asset Post-Closing Statement that is not the subject of a timely delivered Asset Objection Notice by SunGard Data shall be final and binding on all Parties except to the extent such component could be affected by other components of the calculations set forth in the Asset Post-Closing Statement. Throughout the period following the Asset Closing Date until the components of the calculations set forth in the Asset Post-Closing Statement are deemed final and binding pursuant to this Section 3.7, subject to Section 7.12, Parent shall permit SunGard Data and its Representatives reasonable access (with the right to make copies), during business hours upon reasonable advance notice, to the financial books and records of Parent and its Subsidiaries for the purposes of the review and objection right contemplated herein.

(b) Parent and SunGard Data shall use reasonable efforts to resolve any dispute arising under Section 3.7(a); provided, that if such Parties are unable to do so within thirty (30) days following SunGard Data’s delivery to Parent of an Asset Objection Notice, then by notice from either such Party to the other such Party, the disagreement with respect to such Asset Post-Closing Calculation Objections may be submitted for resolution to the Independent Accountant. If a dispute is submitted to the Independent Accountant for resolution, Parent and SunGard Data shall enter into a customary engagement letter with, and to the extent necessary each Party to this Agreement will waive and cause its controlling Affiliates to waive any conflicts with, the Independent Accountant at the time such dispute is submitted to the Independent Accountant and shall cooperate with the Independent Accountant in connection with its determination pursuant to this Section 3.7. Within ten (10) days after the Independent Accountant has been retained, each such Party shall furnish, at its own expense, to the Independent Accountant and the other party a written statement of its positions with respect to each matter in dispute. Within five (5) Business Days after the expiration of such ten (10) day period, each such Party may deliver to the Independent Accountant and to each other its response to the other’s position on each matter in dispute. With each submission, each such Party may also furnish to the Independent Accountant such other information and documents as it deems relevant or such information and documents as may be requested by the Independent Accountant with copies being given to the other such Party substantially simultaneously. The Independent Accountant may, at its discretion, conduct a conference concerning the disagreement and each such Party shall have the right to present additional documents, materials and other information and to have present its Representatives. No Party or its Representatives shall be permitted to engage in any ex parte communications with the Independent Accountant.

(c) The Independent Accountant shall be directed to promptly, and in any event within thirty (30) days after its appointment pursuant to Section 3.7(b), render its decision on the disputed Asset Post-Closing Calculation Objections. The Independent Accountant’s determination as to each Asset Post-Closing Calculation Objection in dispute shall be set forth in a written statement delivered to each such Party, which shall include the Independent Accountant’s determination as to the calculation of the disputed Asset Post-Closing Calculation Objections, all of which shall be final and binding on all Parties absent manifest error. In resolving any disputed Asset Post-Closing Calculation Objection, the Independent Accountant may not assign a value to such Asset Post-Closing Calculation Objection greater than the greatest value for such Asset Post-Closing Calculation Objection claimed by Parent in its Asset Post-Closing Statement or by SunGard Data in its Asset Objection Notice or less than the lowest value for such item claimed by Parent in its Asset Post-Closing Statement or by SunGard Data in its Asset Objection Notice. The fees and expenses of the Independent Accountant pursuant to this Section 3.7 shall be shared one half by Parent and one half by SunGard Data.

(d) Upon the later of (x) the date that the Asset Post-Closing Statement becomes final and binding in all respects pursuant to this Section 3.7 and (y) the date that the Post-Closing Statement (as defined in the Merger Agreement) becomes final and binding in all respects pursuant to Section 3.4 of the Merger Agreement:

(i) if the amount of the Purchase Price exceeds the amount of the Estimated Purchase Price (such excess, the “Purchase Price Excess”), then within five (5) Business Days after such date Purchaser shall pay, or cause to be paid, an amount in cash by wire transfer to SunGard Data (in accordance with Section 3.5(b)(ii) in respect of the Dividend) equal to the Purchase Price Excess; or

(ii) if the amount of the Estimated Purchase Price exceeds the Purchase Price (such excess, the “Purchase Price Shortfall”), then within five (5) Business Days after such date SunGard Data (in accordance with Section 3.5(b)(ii) in return of the Dividend) shall pay, or cause to be paid, an amount in cash by wire transfer to Purchaser equal to the Purchase Price Shortfall.

3.8 Allocation of Purchase Price Among Purchased Assets.

(a) The Seller Parties and Purchaser Parties agree to allocate the Purchase Price among the Purchased Assets for U.S. federal, State and local income Tax purposes in accordance with an allocation schedule (the “Allocation Schedule”) prepared jointly by SunGard Data and Parent in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. SunGard Data and Parent agree to cooperate with each other in the preparation of, and to negotiate in good faith to resolve any dispute with respect to, the Allocation Schedule; provided, however, that in the event that SunGard Data and Parent cannot reach agreement with respect to the Allocation Schedule within thirty (30) days after the Asset Closing Date, the Independent Accountant shall prepare the Allocation Schedule. The costs related to having the Independent Accountant prepare the Allocation Schedule shall be borne by Parent.

(b) The Purchaser Parties and the Seller Parties shall be bound by such Allocation Schedule and shall file, according to Section 1060 of the Code, all returns (including, without limitation, filing Form 8594) and reports with respect to the transactions contemplated by this Agreement (including, without limitation, all U.S. federal, state and local Tax Returns) on the basis of such allocation. In addition, the Purchaser Parties and the Seller Parties shall act in accordance with the Allocation Schedule in the course of any Tax audit, Tax review or Tax litigation relating thereto, and take no position and cause their Affiliates to take no position inconsistent with the Allocation Schedule for income Tax purposes, including U.S. federal and state income Tax and foreign income Tax, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or similar provision under state, local or foreign Law). SunGard Data and Parent shall promptly notify each other if it (or, in the case of Parent, the Company or Purchaser) is notified by any taxing authority that such taxing authority disagrees with the allocation of the Purchase Price pursuant to this Section 3.8 or if the sale and purchase of the Purchased Assets becomes the subject of an audit, and thereafter, each shall keep the other Party reasonably informed about such audit or any subsequent administrative or judicial proceeding.

3.9 Accounting Advisors.

(a) The Parties agree that Parent, Purchaser and any of their Affiliates may engage Deloitte LLP and its Affiliates to advise or represent them in connection with the determination of the Base Purchase Price, the Asset Post-Closing Statement and the Allocation Schedule and the matters addressed by Sections 3.1(b), 3.7 and 3.8. Each Party will enter into such waivers, indemnities and other agreements as Deloitte LLP or its Affiliates shall reasonably require to permit Deloitte LLP and each of its Affiliates to provide such advice or representation.

(b) The Parties agree that SunGard Data and any of its Affiliates may engage PricewaterhouseCoopers LLP and its Affiliates to advise or represent them in connection with the determination of the Base Purchase Price, the Asset Post-Closing Statement and the Allocation Schedule and the matters addressed by Sections 3.1(b), 3.7 and 3.8. Each Party will enter into such waivers, indemnities and other agreements as PricewaterhouseCoopers LLP or its Affiliates shall reasonably require to permit PricewaterhouseCoopers LLP and each of its Affiliates to provide such advice or representation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SUNGARD DATA

Except as set forth on the disclosure schedules delivered by SunGard Data to the Purchaser Parties prior to the execution of this Agreement (the “SunGard Disclosure Schedules”) (it being understood and agreed that each item in a particular section of the SunGard Disclosure Schedules applies to the corresponding section hereof and to any other section as to which its relevance is reasonably apparent on the face of such item), SunGard Data represents and warrants to the Purchaser Parties as follows:

4.1 Organization and Good Standing; Authority. SunGard Data is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. SunGard Data has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transactions have been duly authorized by all requisite corporate action on behalf of SunGard Data. This Agreement and the Merger Agreement has been, and each of the other Ancillary Agreements will be at or prior to the Asset Closing, duly and validly executed and delivered by SunGard Data and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) each of this Agreement and the Merger Agreement constitutes, and each other Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of SunGard Data, enforceable against SunGard Data in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.2 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by SunGard Data of this Agreement or the Ancillary Agreements, the consummation of the Transactions, or compliance by SunGard Data with any of the provisions hereof or thereof will (i) conflict with or violate any provision of the certificate of incorporation and bylaws or comparable organizational and governing documents of SunGard Data, (ii) conflict with, result in any breach or violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under or require a consent or waiver under, require the payment of a penalty or increased Liabilities or fees or the loss of a benefit under or result in the imposition of any Lien under, any provision of any Contract or Permit to which SunGard Data is a party or by which any of its properties, rights or assets are bound or (iii) violate any Order or, assuming compliance with the requirements set forth in Section 4.2(b), any Law applicable to SunGard Data or by which any of the properties, rights or assets are bound, except in the case of clauses (ii) and (iii), for such matters that individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of SunGard Data in connection with the execution and delivery of this Agreement or any Ancillary Agreement or the compliance by SunGard Data with any of the provisions hereof or thereof, or the consummation of the Transactions, except for (i) compliance with the applicable requirements of the HSR Act and any other Competition Laws, (ii) the filing of the Certificate of Merger (as defined in the Merger Agreement) with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which SunGard Data is qualified to do business, and (iii) the IRS Submissions and the IRS Ruling, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings that, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

4.3 Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against SunGard Data or any of its Subsidiaries (other than the Company Entities) before any Governmental Body, that relate to the SMS Business and that, individually or in the aggregate, have had or would reasonably be expected to have a Business Material Adverse Effect. SunGard Data is not subject to any Orders that relate to the SMS Business except to the extent the same, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.

ARTICLE V

REPRESENTATIONS OF THE SELLER PARTIES

Except as set forth on the disclosure schedules delivered by the Company to the Purchaser Parties prior to the execution of this Agreement (the “Company Disclosure Schedules”) (it being understood and agreed that each item in a particular section of the Company Disclosure Schedules applies to the corresponding section hereof and to any other section as to which its relevance is reasonably apparent on the face of such item), the Seller Parties, jointly and severally, represent and warrant to the Purchaser Parties as follows and in each case (other than Section 5.3) after giving effect to the Restructuring (unless otherwise expressly indicated):

5.1 Organization and Good Standing. Each of the Company and its Subsidiaries (the “Company Entities”) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation and has all requisite corporate or equivalent power and authority to own, lease and operate its properties and to carry on the SMS Business (to the extent such Company Entity carries on the SMS Business) as now conducted. Each of the Company Entities is duly qualified or authorized to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of the SMS Business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Company has made available to Parent prior to the date hereof a true and complete copy of its certificate of incorporation and bylaws, each as amended to date (the “Company Charter Documents”), and each such instrument is in full force and effect and no other organizational documents are applicable to or binding upon the Company. The Company is not in violation in any material respect of any of the provisions of the Company Charter Documents.

5.2 Authorization of Agreement. The Company and each of the other Company Entities has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of Transactions have been duly authorized by all requisite corporate or equivalent action on behalf of each Company Entity, except for obtaining the written consent of Seller (as defined in the Merger Agreement), as the sole stockholder of the Company, in accordance with Section 228 of the DGCL. Each of this Agreement and the Merger Agreement has been, and each of the other Ancillary Agreements will be at or prior to the Asset Closing, duly and validly executed and delivered by the applicable Company Entities, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) each of this Agreement and the Merger Agreement constitutes, and each other Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of the applicable Company Entities, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by the Company of this Agreement and by any Company Entity, as applicable, of any Ancillary Agreement, the consummation of the Transactions (including the Restructuring and the Merger) or compliance by the Company Entities with any of the provisions hereof or thereof will (i) conflict with or violate any provision of the certificate of incorporation and bylaws or comparable organizational documents of the Company or any Company Subsidiary; (ii) conflict with, result in any breach or violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under, or require a consent or waiver under, require the payment of a penalty or increased Liabilities or fees or the loss of a benefit under or result in the imposition of any Lien under, any provision of any Contract or Permit to which the Company or any Company Subsidiary is a party or which may be transferred or assigned to a Company Entity pursuant to the Restructuring or by which any of the properties or assets of the SMS Business are bound; (iii) violate any Order applicable to the SMS Business, the Company or any Company Subsidiary or by which any of the properties or assets of the SMS Business are bound; or (iv) assuming compliance with the requirements set forth in Section 5.3(b), violate any applicable Law, except in the case of clauses (ii) through (iv), for such matters that individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of the SMS Business or the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the compliance by the Company

Entities with any of the provisions hereof or thereof, or the consummation of the Transactions, except for (i) compliance with the applicable requirements of the HSR Act and any other Competition Laws, (ii) the filing of the Certificate of Merger (as defined in the Merger Agreement) with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which any Company Entity is qualified to do business and (iii) the IRS Submissions and the IRS Ruling, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings that, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

5.4 Absence of Certain Developments. Since June 30, 2011 through the date hereof, (i) none of the Company Entities or, to the extent related to the SMS Business and solely with respect to clause (B), SunGard Data or any of its Subsidiaries (A) has incurred any Indebtedness, (B) (1) has granted, or is committed to grant, salary or wage increases or any increase in or addition to any other compensation or benefits to SMS Employees (except in the case of employees that are not officers, increases in salary, wages or incentive compensation in the Ordinary Course of Business), (2) has made any loan or advance of money or other property to any of the SMS Employees (other than routine advances to employees for business expenses in the Ordinary Course of Business in an amount not exceeding $25,000 at any time to any individual employee), or (3) has granted or promised to grant any equity or equity-based awards to any SMS Employees except in the Ordinary Course of Business, (C) has changed its methods of keeping of its books of account or accounting practices, except as required by GAAP, (D) except in the Ordinary Course of Business, has materially changed or modified its existing credit, collection and payment policies, procedures and practices (including any material acceleration in the collection of receivables or material delay in the payment of payables) or (E) has agreed or committed to do any of the foregoing, and (ii) to the extent related to the SMS Business, none of the Company Entities or SunGard Data or any of its other Subsidiaries has waived or released any of its rights with respect to its business, assets (tangible or intangible) or Permits or permitted any of such rights to lapse, except where such waiver, release or permission, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.

5.5 Taxes. Except to the extent that, individually or in the aggregate, it has not had and would not reasonably be expected to have a Business Material Adverse Effect:

(a) All material Tax Returns relating to the Purchased Assets or to the SMS Business that are required by applicable Laws to be filed with any taxing authority have duly and timely been filed, and such Tax Returns are complete and accurate in all material respects.

(b) All material Taxes that are due and payable to any taxing authority relating to any Purchased Asset or to the SMS Business have been paid or remitted to the appropriate taxing authority, other than those Taxes being contested in good faith through appropriate proceedings for which provision has been made in accordance with GAAP on the Financial Statements.

(c) All Taxes relating to the Purchased Assets or to the SMS Business that are due with respect to any completed and settled audit, examination or deficiency litigation with any taxing authority have been paid in full. There is no audit, examination, deficiency or refund litigation pending with respect to any Taxes relating to any Purchased Asset or to the SMS

Business and no taxing authority has given written notice of the commencement of (or its intent to commence) any audit, examination or deficiency litigation with respect to any such Taxes.

(d) There are no outstanding assessments, claims or deficiencies for any Taxes relating to any Purchased Asset or to the SMS Business that have been proposed, asserted or assessed by any taxing authority, in each case in writing.

(e) There are no Liens as a result of any unpaid Taxes upon any of the Purchased Assets (other than Permitted Liens).

(f) This Section 5.5 and Section 5.9 contain the sole and exclusive representations and warranties of the Seller Parties regarding Tax matters.

5.6 Real Property Leases. Section 5.6 of the Company Disclosure Schedules sets forth a complete list of all leases and subleases of real property to or by the Company or a Subsidiary involving annual payments in excess of $100,000 as of the date hereof (individually, a “Real Property Lease” and collectively, the “Real Property Leases”).

5.7 Intellectual Property.

(a) Section 5.7 of the Company Disclosure Schedules sets forth an accurate and complete list of all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, and Internet domain names owned by the Company or any Company Subsidiary and used in the SMS Business as of the date hereof (the foregoing being, collectively, the “Company SMS Registered Intellectual Property”). Section 5.7(a) of the Company Disclosure Schedules lists (x) the record owner of each such item of Company SMS Registered Intellectual Property and (y) the jurisdictions in which each such item of Company SMS Registered Intellectual Property has been issued or registered or in which each such application for issuance or registration of such item of Company SMS Registered Intellectual Property has been filed.

(b) All material Intellectual Property owned by the Company or a Company Subsidiary used in the SMS Business will, as of the Closing, be owned free and clear of all Liens (except for Permitted Liens).

(c) To the Knowledge of the Company, the conduct of the SMS Business of the Company and the Company Subsidiaries (including the products and services of the SMS Business as provided by the Company and the Company Subsidiaries) does not infringe, violate or constitute misappropriation of any Intellectual Property of any third Person except for such infringements, violations and misappropriations that, individually or in the aggregate, would not have a Business Material Adverse Effect.

(d) To the Knowledge of the Company, no third Person is infringing, violating, or misappropriating any material Intellectual Property owned by the Company or any Company Subsidiary.

(e) There is no Action pending or, to the Knowledge of the Company, threatened in writing, against SunGard Data or its Subsidiaries (including the Company Entities) alleging that the conduct of the SMS Business has, during the three (3) year period prior to the date of this Agreement, infringed, violated or misappropriated, or is infringing or violating any Intellectual Property rights of any third Person.

(f) There are no Orders to which the Seller Parties or any of their Subsidiaries is a party or, to the Knowledge of the Company, by which any Company Entity is bound, that restricts the Company’s or the Company Subsidiaries’ rights to use any material Intellectual Property used in the SMS Business.

(g) No material Trade Secret of the SMS Business has, to the Knowledge of the Company, been disclosed by the Seller Parties or any of their Subsidiaries (including the Company Entities) to any third Person other than pursuant to a written nondisclosure agreement restricting the disclosure and use of such Trade Secrets. The Seller Parties and their Subsidiaries (including the Company Entities) have taken commercially reasonable security measures to protect the confidentiality of the material Trade Secrets of the SMS Business. The Seller Parties and their Subsidiaries (including the Company Entities) have in place and take commercially reasonable efforts to enforce a practice whereby all of their respective officers, employees, consultants and contractors that may develop material Intellectual Property of the SMS Business execute confidentiality and Intellectual Property assignment and/or employee’s rights agreements with SunGard Data, the Company or a Company Subsidiary.

(h) Except as set forth on Section 5.7(h)(i) of the Company Disclosure Schedules or as, individually or in the aggregate, has not had and would not have a Business Material Adverse Effect, no Company Entity, SunGard Data or any of its other Subsidiaries has incorporated any “open source,” “freeware,” “shareware” or other Software code having similar licensing restrictions or distribution models in any Software of the SMS Business that would require the public distribution, contribution, licensing or public disclosure of the proprietary source code of the SMS Business or impose limitations on the Company Entities’ right to require payments in connection therewith (such licenses, “Specified Open Source Licenses”). Section 5.7(h)(ii) of the Company Disclosure Schedules sets forth as of the date hereof a list of all license agreements for all Open Source Software (as defined in the Intellectual Property Agreement) provided by SunGard Data as part of the IAF and the IPP (each as defined in the Intellectual Property Agreement) pursuant to the Intellectual Property Agreement.

(i) Section 5.7(i) of the Company Disclosure Schedules sets forth a complete and accurate list of all Contracts of the SMS Business or to which the Company or any Company Subsidiary is a party, and pursuant to which the Company or any Company Subsidiary is granted the right to use any third Person’s Intellectual Property (excluding licenses pertaining to “off-the-shelf” commercially available Software used pursuant to shrink-wrap or click-through license agreements for a license fee of no more than $100,000 in the aggregate per Software product) that (i) is material to the functionality of any currently released commercial product, or for the performance of any currently provided service, of the Company or any Company Subsidiary and cannot be replaced in a reasonable period of time, at a reasonable cost, with other Intellectual Property that does not materially change the functionality of such product or the ability to provide such service or (ii) is material to the operation of the SMS Business and cannot be replaced in a reasonable period of time, at a reasonable cost, with other Intellectual Property (the foregoing being, collectively, the “Material In-Bound License Agreements”).

(j) Section 5.7(j) of the Company Disclosure Schedules sets forth a complete and accurate list of all Contracts of the SMS Business or to which the Company or any Company Subsidiary is a party, and pursuant to which the Company or any Company Subsidiary has granted to any third Person the right to use any material Intellectual Property of the SMS Business, the Company or any Company Subsidiary, other than non-exclusive licenses entered into in the Ordinary Course of Business (the “Material Out-Bound License Agreements”).

(k) Except as set forth on Section 5.7(k) of the Company Disclosure Schedules and except as, individually or in the aggregate, has not had or would not have a Business Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of their Software, systems, networks and internet sites from any unauthorized use, access, interruption or modification by third parties, and (ii) the Company and its Subsidiaries have complied with their own policies with respect to the privacy of all their customers and any of their personally identifiable information, and, to the Knowledge of the Company, no written claims have been asserted or threatened in writing against the Company or any of its Subsidiaries by any Person alleging a violation of any of the foregoing.

5.8 Material Contracts.

(a) Section 5.8 of the Company Disclosure Schedules sets forth all of the following Contracts of the SMS Business as of the date hereof (collectively and together with those Contracts set forth on Section 5.6 of the Company Disclosure Schedules, the Material In-Bound License Agreements and the Material Out-Bound License Agreements, the “Material Contracts”):

(i) each Contract with any labor union or association representing any SMS Employee;

(ii) each Contract relating to the sale of any of the assets of, or the provisions of any services by, the SMS Business other than the sale or provision of goods and services in the Ordinary Course of Business, for consideration in excess of $500,000 or the equivalent in other currencies during the twelve-month period ending on the date hereof and each of the ten (10) Contracts for the provision of managed services (“Managed Services Contracts”) that generated the highest amount of revenues in 2010 for the SMS Business from Managed Services Contracts;

(iii) each Contract relating to the acquisition or disposition by the SMS Business or the Company or any of its Subsidiaries of any business, division or product line or the capital stock of any other Person, in each case (A) entered into during the three-year period ending on the date hereof and for consideration in excess of $500,000 or the equivalent in other currencies or (B) pursuant to which any material Liabilities or obligations of the SMS Business remain outstanding;

(iv) each Contract (A) containing a covenant expressly limiting the freedom of the SMS Business to engage in any business with any Person or in any geographic area or to compete with any Person or limiting the ability of the SMS Business to incur Indebtedness or to create Liens, (B) containing most favored nation or similar provisions in favor of any customer or other counterparty to the SMS Business that involves a payment to be made to the Company in excess of $500,000 or (C) obligating the SMS Business to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party;

(v) each Contract creating a Lien (other than Permitted Liens) upon any assets (including any Lien placed on the Company’s or any of the SMS Business’ Intellectual Property), other than purchase money security interests in connection with the acquisition of equipment in the Ordinary Course of Business; and

(vi) each Contract creating or governing a partnership, limited liability company, joint venture or similar arrangement.

(b) True and correct copies of each Material Contract have been made available to Parent prior to the date hereof. Each Material Contract is a valid and binding agreement of the relevant Company Entity, as the case may be, and, to the Company’s Knowledge, the other parties thereto, in each case enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. The Company or its Subsidiaries that are parties to the Material Contracts and, to the Knowledge of the Company, each of the other parties thereto, have performed all obligations required to be performed by them under, and are not in breach of, default or violation under, any of such Material Contracts and no event has occurred that with notice or lapse of time, or both, would constitute such a default, except where such noncompliance, breach, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. None of the Seller Parties or any of their Subsidiaries has received written notice of any default or event that with notice or lapse of time, or both, would constitute a default under any Material Contract, except for any such defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.

5.9 Employee Benefit Plans.

(a) (i) Section 5.9(a)(i) of the Company Disclosure Schedules contains a list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including multiemployer plans within the meaning of Section 3(37) of ERISA, and all stock purchase, stock option, severance, employment, change of control, bonus, incentive or deferred compensation, employee loan, collective bargaining, and each other material employee benefit plan, program or arrangement (whether or not subject to ERISA) under which any current or former employee, director or consultant of the Company or any of its Subsidiaries, with respect to the SMS Business, has any right to benefits and which is contributed to, sponsored or maintained by the Seller Parties, SunGard Capital or any of their respective Subsidiaries or under which the Company Entities, whether directly or by reason of their affiliation with any ERISA Affiliate, has any material liability, in each case as of the date hereof (each, a “SunGard Benefit Plan”), and (ii) Section 5.9(a)(ii) of the Company Disclosure Schedules contains a list of each SunGard Benefit Plan that is solely sponsored by the Company or a Company Subsidiary as of the date hereof (each, a “Company Benefit Plan”).

(b) With respect to each Company Benefit Plan, SunGard Data has made available to the Purchaser Parties copies of the following, to the extent applicable: (i) the plan document and any related trust agreement, (ii) the most recent IRS determination letter, (iii) the most recent summary plan description, and (iv) for the most recent plan year, the IRS Form 5500.

(c) Each Company Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, and, to the Knowledge of the Company, no event or circumstance has occurred or failed to occur that would reasonably be expected to cause the loss of such qualification. No condition exists that would reasonably be expected to subject the Company Entities, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine, lien or penalty or other material liability imposed by ERISA, the Code or other applicable laws, rules, and regulations in connection with any “employee benefit plan” (within the meaning of Section 3(3) of ERISA). To the Knowledge of the Company, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any SunGard Benefit Plan that would reasonably be expected to subject the Company Entities to any material liability. None of the Company Entities has incurred any current or projected material liability in respect of post-employment or post-retirement health, medical or life insurance benefits for any SMS Employee or former employee, director or consultant of the Company Entities, except as required to avoid an excise tax under Section 4980B of the Code or as may be required under any other applicable Law.

(d) Neither the Company Entities nor any of their ERISA Affiliates, sponsors, maintains or contributes to or has any obligation to contribute to, or at any time during the preceding six years, has sponsored, maintained or contributed to or had any obligation to contribute to, any retirement plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code (including a multiemployer plan within the meaning of Section 3(37) of ERISA) or any other defined benefit pension plan (a “Pension Plan”) and neither the Company Entities nor any of their ERISA Affiliates has any material liability under any Pension Plan that could reasonably be expected to become a liability of the Datatel Entities and their Affiliates.

(e) With respect to any Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the Ordinary Course of Business) are pending or, to the Knowledge of the Company, threatened that would result in a material Liability to the Company Entities, (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, and (iii) to the Knowledge of the Company, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or any other Governmental Bodies are pending, in progress or threatened that, if adversely determined, individually or in the aggregate, have had or would reasonably be expected to have a Business Material Adverse Effect.

(f) Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions (whether alone or in connection with any other events(s)) will (i) accelerate the vesting or increase benefits or the amount payable under any SunGard Benefit Plan, (ii) cause any of the Company Entities to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (iii) result in payments under any of the SunGard Benefit Plans (1) which would not be deductible under Section 280G of the Code, or (2) which would result in any excise tax on any SMS Employee under Section 4999 of the Code or any other comparable Law.

(g) Except with respect to any employment agreement or other bilateral Contract with any current or former SMS Employee, to the extent permitted by applicable Law, each Company Benefit Plan is amendable and terminable unilaterally by the Company or its successor, at any time without liability to the Company (or its successor) and its Affiliates as a result thereof.

(h) This Section 5.9 and Section 5.4 represent the sole and exclusive representations and warranties of the Company regarding employee benefit matters.

5.10 Labor.

(a) None of the Company Entities is, with respect to the SMS Business or any of the SMS Employees, (i) a party to, or bound by, or presently negotiating, any collective bargaining agreement, contract or other arrangement or understanding with a labor union or a labor organization or (ii) obligated to inform or consult any works council or similar entity with respect to the Transactions.

(b) There are no current (i) strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of the Company, threatened against or involving any of the Company Entities, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any SMS Employee or group of SMS Employees of the Company Entities. To the Knowledge of the Company, there are no investigations, inquiries or proceedings before the U.S. National Labor Relations Board, the U.S. Equal Employment Opportunity Commission, the U.S. Department of Labor, the U.S. Department of Justice, the U.S. Occupational Health and Safety Administration or any other Governmental Body with respect to or relating to the terms and conditions of employment of the SMS Employees.

5.11 Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective executive officers relating to the SMS Business before any Governmental Body, that, if adversely determined, individually or in the aggregate, have had or would reasonably be expected to have a Business Material Adverse Effect. None of the Company Entities or the SMS Business is subject to any Order except to the extent the same, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.

5.12 Compliance with Laws; Permits.

(a) To the extent related to the SMS Business, the Company Entities and SunGard Data and its other Subsidiaries are in compliance with all Laws of any Governmental Body applicable to the SMS Business, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. To the extent related to the SMS Business, the Company Entities and SunGard Data and its other Subsidiaries have not received any written notice of or been charged with the violation of any such Laws, except where such violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.

(b) The Company Entities currently have all Permits that are required for the operation of the SMS Business, except where the failure to have such Permits, individually or in the aggregate, has not had and would not have a Business Material Adverse Effect. None of the Company Entities is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any material Permit to which it is a party, except where such default or violation, individually or in the aggregate, has not had and would not have a Business Material Adverse Effect.

5.13 Environmental Matters.

(a) Except, individually and in the aggregate, as has not had and would not reasonably be expected to have a Business Material Adverse Effect:

(i) to the extent related to the SMS Business, the Company Entities and SunGard Data and its other Subsidiaries are, and have been since December 31, 2007, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under applicable Environmental Laws to operate the SMS Business;

(ii) to the extent related to the SMS Business, neither the Company Entities nor SunGard Data or any of its other Subsidiaries is the subject of any outstanding Order or Contract with any Governmental Body pursuant to any Environmental Laws or concerning any Materials of Environmental Concern that imposes obligations on the SMS Business, and, to the Knowledge of the Company, no other Person is the subject of any such Order or Contract that would reasonably be expected to adversely affect the SMS Business;

(iii) to the extent related to the SMS Business, neither the Company Entities nor SunGard Data or any of its other Subsidiaries is subject to any pending Actions or, to the Knowledge of the Company, threatened Actions alleging noncompliance with or potential

Liability under Environmental Laws, and, to the Knowledge of the Company, no other Person is the subject of any such Action that would reasonably be expected to adversely affect the SMS Business;

(iv) to the Knowledge of the Company, to the extent related to the SMS Business, there are no investigations of the businesses of the Company Entities, SunGard Data or any of its other Subsidiaries, or of currently or previously owned, operated or leased property of the Company Entities, SunGard Data or any of its other Subsidiaries, pending or threatened that would reasonably be expected to result in the SMS Business incurring any Liabilities under Environmental Laws or concerning Materials of Environmental Concern; and

(v) to the Knowledge of the Company, Materials of Environmental Concern are not present at, on, in or under any property currently or formerly owned or leased by the Company or any of its Subsidiaries for the SMS Business’ use or otherwise used by or for the SMS Business, or at any other location (including any property used for the treatment, storage or disposal of wastes generated by the SMS Business), in a condition or under circumstances that would reasonably be expected to result in material Liability to the Company or any of its Subsidiaries as a result of any Environmental Law.

(b) The Company has made available to Parent prior to the date hereof true and correct copies of all material studies, audits, assessments or other similar documents, concerning compliance with, or liability or obligations under, any Environmental Laws affecting the SMS Business, to the extent such documents are in the possession or under the reasonable control of SunGard Data or any of its Subsidiaries (including any Company Entity).

This Section 5.13 constitutes the sole and exclusive representation and warranty with respect to Environmental Laws and any and all environmental and natural resource matters.

5.14 Insurance. Section 5.14 of the Company Disclosure Schedules lists as of the date hereof all material insurance policies held by the Company Entities or by SunGard Data or its other Subsidiaries for the benefit of the SMS Business, including all directors’ and officers’ and corporate liability insurance policy or policies provided for directors and officers of the Company Entities, each of which is in full force and effect, and neither SunGard Data nor any of its Subsidiaries (including any Company Entity) is in material default with respect to any of its obligations under any of such insurance policies. To the Knowledge of the Company, (i) there is no threatened termination of any of such policies and (ii) there is no material claim pending regarding the SMS Business or the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

5.15 Assets; Title. The Company and the Company Subsidiaries have good, valid and marketable title to the Purchased Assets free and clear of any material Liens, other than Permitted Liens.

5.16 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in ARTICLE IV and this ARTICLE V (each as modified by the Schedules hereto) and Articles IV and V of the Merger Agreement, neither the

Seller Parties nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Company Subsidiaries, the Purchased Assets, the Assumed Liabilities, the SMS Business or the transactions contemplated by this Agreement or the Merger Agreement, and the Seller Parties disclaim any other representations or warranties, whether made by the Seller Parties or any of their respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in ARTICLE IV and this ARTICLE V (each as modified by the Schedules hereto) and Articles IV and V of the Merger Agreement, the Seller Parties hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Purchaser Parties or their respective Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Purchaser Parties by any director, officer, employee, agent, consultant, or representative of the Seller Parties or any of their respective Affiliates). None of the Seller Parties makes any representations or warranties to the Purchaser Parties regarding the probable success or profitability of the Company or any of its Subsidiaries.

ARTICLE VI

REPRESENTATIONS OF PURCHASER PARTIES

Except as set forth on the disclosure schedules delivered by the Purchaser Parties to the Seller Parties prior to the execution of this Agreement (the “Purchaser Disclosure Schedules”, and together with the SunGard Disclosure Schedules and the Company Disclosure Schedules, the “Disclosure Schedules”) (it being understood and agreed that each item in a particular section of the Purchaser Disclosure Schedules applies to the corresponding section hereof and to any other section as to which its relevance is reasonably apparent on the face of such item), the Purchaser Parties, jointly and severally, hereby represent and warrant to the Seller Parties that:

6.1 Organization and Good Standing. Each Purchaser Party is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Purchaser Party has all requisite limited partnership power and authority, in each case to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transactions have been duly authorized by all requisite limited partnership or equivalent action on behalf of each Purchaser Party. This Agreement and the Merger Agreement has been, and each of the other Ancillary Agreements to which it is a party will be at or prior to the Asset Closing, duly and validly executed and delivered by each of the Purchaser Parties and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) each of this Agreement and the Merger Agreement constitutes, and each other Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of each Purchaser Party, enforceable against each Purchaser Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.2 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by the Purchaser Parties of this Agreement or the Ancillary Agreements, the consummation of the Transactions, or compliance by the Purchaser Parties with any of the provisions hereof or thereof will (i) conflict with or violate any provision of the certificate of incorporation and bylaws or comparable organizational and governing documents of any Purchaser Party or any of its Subsidiaries, (ii) conflict with, result in any breach or violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under or require a consent or waiver under, any Contract or Permit to which any Purchaser Party or any of its Subsidiaries, is a party or by which any of its properties, rights or assets is bound or (iii) violate any Order or, assuming compliance with the requirements set forth in Section 6.2(b), any Law, applicable to any Purchaser Party or any of its Subsidiaries or by which any of its properties, rights or assets are bound, except in the case of clauses (ii) through (iii), for such matters that, individually or in the aggregate, would not reasonably be expected to have a Datatel Material Adverse Effect.

(b) No material consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of any Purchaser Party or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the compliance by the Purchaser Parties with any of the provisions hereof or thereof, or the consummation of the Transactions, except for (i) compliance with the applicable requirements of the HSR Act and any other Competition Laws, (ii) the filing of the Certificate of Merger (as defined in the Merger Agreement) with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which any Purchaser Party is qualified to do business, and (iii) the IRS Submissions and the IRS Ruling, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings that, individually or in the aggregate, would not reasonably be expected to have a Datatel Material Adverse Effect.

6.3 Brokers or Finders. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for any of the Purchaser Parties in connection with the transactions contemplated by this Agreement.

6.4 Financing. Parent has delivered to the Company true and complete copies of: (i) the executed commitment letter, dated as of August 4, 2011 between Parent, Bank of America, N.A., Merrill Lynch, Pierce Fenner & Smith Incorporated, Barclays Bank PLC, Barclays Capital, the investment banking division of Barclays Bank, Citigroup Global Markets Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively, the “Debt Financing Sources”) and excerpts of those portions of the Fee Letter (as defined in the Merger Agreement) and any other executed fee letter and engagement letter associated therewith that contain any conditions to funding or “flex” provisions or other provisions (excluding provisions related solely to fees and economic terms (other than covenants) agreed to by the parties) regarding the terms and conditions of the financing to be provided by such commitment letter (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter and engagement letter, collectively, (the “Debt Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt Financing Sources have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the Transactions; (ii) the executed equity commitment letter, dated as of August 4, 2011 among Sophia Holding I (as defined in the Merger Agreement) and Hellman & Friedman Capital Partners VI, L.P. and the other parties thereto (collectively, the “Investors”) (the “Transaction Equity Financing Commitment” and together with the Debt Financing Commitment, the “Transaction Financing Commitments”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Investors has committed to invest the cash amount set forth therein (the “Transaction Equity Financing” and together with the Debt Financing, the “Transaction Financing”); and (iii) the executed equity commitment letter, dated as of August 4, 2011 among Datatel and the Investors (the “Termination Fee Equity Financing Commitment” and together with the Transaction Financing Commitments, the “Financing Commitments”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Investors has committed to invest the cash amount set forth therein (the “Termination Fee Equity Financing” and together with the Transaction Financing, the “Financing”). None of the Financing Commitments have been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no other agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to any of the Financing Commitments that could affect the availability of the Financing. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of each of Parent and, to the knowledge of Parent, the other parties thereto. There are no conditions precedent related to the funding of the full net proceeds of the Financing (including any “market flex” provisions) other than as expressly set forth in the Financing Commitments. Assuming the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b) or Section 8.3(a) and Section 8.3(b) of the Merger Agreement, as applicable, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Transaction Financing Commitments, in the aggregate and together with the available cash, cash equivalents and marketable securities of Datatel and its Subsidiaries, will be sufficient for Parent and the Surviving Corporation (as defined in the Merger Agreement) to pay the Merger Consideration (as defined in the Merger Agreement), Purchaser Company to pay the Purchase Price, Datatel and each of its Subsidiaries to refinance their outstanding Indebtedness that is required by its terms to be refinanced in connection with the consummation of the Transactions and the Datatel Entities and their respective Subsidiaries to pay the fees and expenses of the Datatel Entities and the SunGard Entities (to the extent reimbursable under Section 7.15 of the Merger Agreement) related to the foregoing. As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by

Parent under any of the Financing Commitments, and neither Sophia Holding I nor Datatel has any reason to believe that any of the conditions to any of the Financing will not be satisfied or that the Financing will not be available to Sophia Holding I or Datatel, as applicable, on the Asset Closing Date or, in the case of the Termination Fee Equity Financing, on the date the Parent Termination Fee (as defined in the Merger Agreement) is payable in accordance with Section 9.2(b) of the Merger Agreement. The Datatel Entities have fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments. Except as otherwise contemplated by Section 9.4 of the Merger Agreement, the obligations of the Datatel Entities under this Agreement and the Merger Agreement are not subject to any conditions regarding their ability to obtain financing for the Transactions.

6.5 No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Ancillary Agreements and the Transactions, Purchaser has not incurred any obligation or Liability nor engaged in any business or activity of any type or kind whatsoever or entered into any Contract with any Person.

6.6 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this ARTICLE VI (as modified by the Purchaser Disclosure Schedules) and Article VI of the Merger Agreement, neither the Purchaser Parties nor any other Person makes any other express or implied representation or warranty with respect to the Purchaser Parties, their respective Subsidiaries or the Transactions contemplated by this Agreement or the Merger Agreement, and each Purchaser Party disclaims any other representations or warranties, whether made by the Purchaser Parties or any of their respective Affiliates or Representatives. Except for the representations and warranties contained in this ARTICLE VI (as modified by the Purchaser Disclosure Schedules) and Article VI of the Merger Agreement, the Purchaser Parties hereby disclaim all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Seller Parties or their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Seller Parties or any of their respective Affiliates or Representatives by any Representative of the Purchaser Parties or any of their Affiliates).

ARTICLE VII

ADDITIONAL AGREEMENTS OF PURCHASER PARTIES AND SELLER PARTIES

7.1 Conduct of the SMS Business Prior to the Closing.

(a) Prior to the Asset Closing, except (i) as set forth on Section 7.1(a) of the SunGard Disclosure Schedules or Section 7.1(a) of the Company Disclosure Schedules, as applicable, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement and the Ancillary Agreements (including the Merger Agreement and the Restructuring contemplated thereby) or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), each of the Seller Parties (with respect to the SMS Business only) and the Company shall not, and shall not permit their respective Subsidiaries to:

(i) except as required as of the date of this Agreement by the terms of any SunGard Benefit Plan or Company Benefit Plan (or as required by the terms of any plan, program or arrangement entered into in accordance with this Section 7.1(a) which, if in effect as of the date of this Agreement, would be a SunGard Benefit Plan or a Company Benefit Plan), (A) increase the annual level of compensation of any SMS Employee (except increases in salaries and wages in the Ordinary Course of Business), (B) except in the Ordinary Course of Business, grant any bonus, equity or equity-based compensation, benefit or other direct or indirect compensation to any SMS Employee, (C) except in the Ordinary Course of Business, increase the coverage or benefits available under any (or create any new), or accelerate the timing of payments or vesting under any, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other SunGard Benefit Plan or Company Benefit Plan or otherwise modify or amend or terminate any such SunGard Benefit Plan or Company Benefit Plan, (D) except entering into offer letters and non-competition agreements with new employees in the Ordinary Course of Business and entering into employment agreements with non-U.S., non-senior management employees in the Ordinary Course of Business, enter into any employment, deferred compensation, non-competition or similar agreement (or amend any such agreement) involving any SMS Employee that would be a SunGard Benefit Plan or Company Benefit Plan if it were in existence as of the date of this Agreement, or (E) except for immaterial amounts paid in the Ordinary Course of Business to SMS Business Employees terminating employment prior to the Asset Closing in exchange for customary general releases of claims, grant any severance or termination compensation or increase the coverage or benefits available under any (or create any new), or accelerate the timing of payments or vesting under any, severance pay or termination pay;

(ii) acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the SMS Business (except sales and non-exclusive licenses of products and services in the Ordinary Course of Business or the disposal of obsolete or worthless assets);

(iii) make any loan, advance or capital contribution to or investment in any Person (other than (A) loans, advances or capital contributions to or investments in wholly-owned Company Subsidiaries and (B) routine advances to SMS Employees for business expenses in the Ordinary Course of Business in an amount not exceeding $25,000 at any time to any individual SMS Employee);

(iv) other than in the Ordinary Course of Business, cancel or compromise any material debt or claim or waive or release any material right of the SMS Business or permit any such right to lapse;

(v) initiate, compromise or settle any Action (other than in connection with the enforcement of the Company’s rights under this Agreement and the Ancillary Agreements) other than settlements of any claims against the SMS Business in respect of Taxes or solely for money damages in excess of $500,000 payable prior to the close of business on the Business Day immediately prior to the date of the Asset Closing;

(vi) enter into, modify or terminate any labor or collective bargaining agreement or, through negotiations or otherwise, make any commitment or incur any Liability to any labor organizations;

(vii) enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities or any division, business or all or substantially all of the assets of any other Person, in each case, involving the expenditure, or potential expenditure, of more than $100,000 individually or $500,000 in the aggregate;

(viii) (A) sell, assign, transfer or convey to any Person, including to any SunGard Entity or any of its Subsidiaries (other than the Company Entities), or otherwise dispose of any of the material Intellectual Property owned by the Company and its Subsidiaries, (B) grant any licenses under any Intellectual Property owned by the Company and its Subsidiaries (other than non-exclusive licenses granted in the Ordinary Course of Business) or enter into any Specified Open Source Licenses, or (C) make any contributions of Intellectual Property to the IAF or any contributions of source code to the IPP (as such terms are defined in the Intellectual Property Agreement);

(ix) enter into any joint venture, general or limited partnership agreement, limited liability company agreement or other similar agreement;

(x) (A) enter into any new Contract that would be a Material Contract (other than pursuant to clause (ii) of such definition (each, an “Ordinary Course Material Contract”)) if entered into on or prior to the date hereof or, except as required by their terms, terminate or amend or modify any Material Contract (other than an Ordinary Course Material Contract) or any such new Contract or (B) enter into any new Contract that would be an Ordinary Course Material Contract or terminate, amend or modify any Ordinary Course Material Contract or any such new Contract, except in each case pursuant to this clause (B), in the Ordinary Course of Business;

(xi) other than with respect to notice rights that do not provide any additional rights to any other Person or subject the SMS Business or any of assets of the SMS Business to any additional obligations, liabilities or Liens, enter into any Contract that would be material to the SMS Business, taken as a whole, with any Person that provides such Person rights or entitlements in connection with a change of control of the SMS Business;

(xii) transfer any SMS Employee to SunGard Data or any of its Affiliates (other than the Company and the Company Subsidiaries) or transfer any employee (other than a SMS Employee) of SunGard Data or any of its Affiliates to the Company or any of the Company Subsidiaries;

(xiii) except in the Ordinary Course of Business, materially change or modify any credit, collection and payment policies, procedures or practices (including any material acceleration in the collection of receivables or material delay in the payment of payables); or

(xiv) agree or commit to do anything prohibited by this Section 7.1(a).

7.2 Efforts. Subject to the terms and conditions herein provided and without limiting the obligations of any Party to the extent a higher standard of efforts is expressly provided for in this Agreement with respect to any specific action or matter, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Ancillary Agreements, including cooperating with one another and using all commercially reasonable efforts to prepare all necessary documentation to effect all necessary filings and to obtain all consents, waivers and approvals necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (including the Merger and the Restructuring contemplated by the Merger Agreement), including the consents and approvals referred to in Section 4.2, Section 5.3 and Section 6.2 (or the Disclosure Schedules thereto); provided, however, that (a) no Party shall be obligated to pay any consideration to any third party from whom any such consent, waiver or approval is requested and (b) the prior written consent of Parent shall be required with respect to any amendment or modification to, or termination of, any Assumed Contract in connection with obtaining any such consent, waiver or approval that is adverse in any material respect to the Purchaser Parties, the Company or any of their respective Subsidiaries. At the Asset Closing, the Seller Parties or their respective Subsidiaries (as appropriate) will, and from time to time after the Asset Closing, the Company or its Subsidiaries will, execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at Purchaser’s sole expense, as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets, and Purchaser will execute and deliver such further instruments and take such other action, at the Company’s sole expense, as the Company or its Subsidiaries may reasonably require to have Purchaser more effectively assume the Assumed Liabilities.

7.3 No Solicitation. Except as set forth on Section 7.3 of the SunGard Disclosure Schedules, each of the Seller Parties agrees that after the date hereof until the earlier of the Asset Closing or the termination of this Agreement in accordance with its terms, it shall not, and it shall cause its Subsidiaries, officers, directors and senior employees and the members of the operating committee of SunGard Capital, and shall use its reasonable best efforts to cause the SunGard Capital Stockholders and their respective officers, directors and senior employees and the investment bankers of any of the foregoing Persons, not to, directly or indirectly: (a) solicit, initiate, or knowingly facilitate the submission of any proposal for an Acquisition Alternative, (b) participate in any negotiations regarding, or furnish to any Person any information with respect to, any Acquisition Alternative, or (c) enter into any agreement with respect to any Acquisition Alternative. Without limiting the generality of the foregoing, each of the Seller Parties shall, and shall cause its Subsidiaries, officers, directors and senior employees and the members of the operating committee of SunGard Capital to, and shall use its reasonable best efforts to cause the SunGard Capital Stockholders and their respective officers, directors and senior employees and the investment bankers of any of the foregoing Persons to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any Person, conducted prior to the date hereof with respect to any Acquisition Alternative.

7.4 Identification of Assets and Liabilities. Without limiting Section 7.6, the Seller Parties and the Purchaser Parties, throughout the period prior to the earlier of the Asset Closing or the termination of this Agreement, agree to reasonably cooperate with and assist each other and their respective Representatives in connection with the identification of assets of the Seller Parties and their Subsidiaries that constitute Purchased Assets, Liabilities of the Seller Parties and their Subsidiaries that constitute Assumed Liabilities and HE Business Employees who are SMS Employees.

7.5 Employee Matters.

(a) Automatic Transferred SMS Employees shall automatically become employees of Purchaser at 11:59 p.m. on the Asset Closing Date in accordance with applicable local employment Laws.

(b) No later than ten (10) Business Days prior to the Asset Closing Date, Purchaser shall make an offer of employment to each of the SMS Employees (the date such offer of employment is made, the “Offer Date”), which offer of employment will (i) be for the employment of such SMS Employee by Purchaser to commence at 11:59 p.m. on the Asset Closing Date, (ii) expire at 11:59 p.m. on the fifth (5th) Business Day prior to the Asset Closing or such earlier date as Purchaser shall reasonably determine, (iii) be on terms and conditions of employment consistent with this Section 7.5 and contingent upon the Asset Closing, and (iv) be subject to each such SMS Employee having executed and delivered to Purchaser a non-disclosure agreement and other employment related documents customarily required by Purchaser with respect to its employees, including acceptance of an employment offer letter in the form provided by Purchaser to such SMS Employee. Each SMS Employee who accepts Purchaser’s offer of employment and commences employment with Purchaser, and each Automatic Transferred SMS Employee, shall be referred to herein as a “Transferred SMS Employee.” Effective as of the Asset Closing Date, the Seller Parties shall waive, and shall cause their respective Affiliates to waive, any covenants not to compete, confidentiality provisions or other similar restrictions that may be applicable to Transferred SMS Employees but only to the extent such covenants, provisions or restrictions relate to the HE Business and would prohibit the Transferred SMS Employees from accepting employment with Purchaser or continuing in such employment without violating any such covenants, provisions or restrictions. The Seller Parties shall not, and shall cause their Affiliates not to, engage in any activity intended to discourage any SMS Employee from accepting the offer of employment from Purchaser, and the Seller Parties shall not, and shall cause their Affiliates not to, offer employment to any SMS Employee with any business of the Seller Parties or any of their Affiliates (other than the SMS Business) between the date hereof and the Asset Closing Date. The Seller Parties shall reasonably cooperate with Purchaser to facilitate the logistics of Purchaser’s communication with SMS Employees for the purposes of communicating employment offers pursuant to this Section 7.5 (b) and for discussing SMS Employees’ employment with Purchaser. For purposes of this Section 7.5, Purchaser shall mean Purchaser or any Affiliate of Purchaser at which the Transferred SMS Employees will be employed following the Asset Closing.

(c) Only to the extent SMS Employees are covered by the collective bargaining agreement between the Company and Local 1723/TUCA Chapter, Council 47, American Federation of State, County and Municipal Employees, AFL-CIO, effective July 1, 2010 through June 30, 2013 (the “Collective Bargaining Agreement”) the Purchaser Parties agree that, effective at the Asset Closing, Purchaser shall assume and be bound by the Collective Bargaining Agreement with respect to the applicable SMS Employees and shall provide employee benefits to the covered SMS Employees in accordance with the terms of the Collective Bargaining Agreement or, to the extent necessary and permissible under the Collective Bargaining Agreement, shall provide substantially equivalent benefits.

(d) The Company shall not establish, maintain or assume any benefit plan on behalf of the SMS Employees as of the Asset Closing, and the Company shall not assume or be deemed to assume any Liabilities or obligations related to or with respect to any SunGard Benefit Plan as of the Asset Closing.

(e) Subject to Section 7.5(e) of the Company Disclosure Schedules, for a period of at least one year following the Asset Closing, the Purchaser Parties shall provide, or cause their Subsidiaries or the Company to provide, to Transferred SMS Employees, other than SMS Employees covered by the Collective Bargaining Agreement, bonus and commission opportunity, base wages and salaries and employee benefits and fringe benefits under plans, programs and arrangements (other than equity-based plans) that are at least as favorable as the bonus and commission opportunities, base wages and salaries and employee benefits and fringe benefits provided by Datatel, Inc. to similarly situated employees of Datatel, Inc. For greater certainty, Purchaser shall be under no obligation to retain any Company Benefit Plan following the Asset Closing, other than as required by applicable Law.

(f) To the extent that service is relevant for purposes of eligibility or vesting (other than benefit accrual under a defined benefit plan and vesting pursuant to equity incentive plans) under any Datatel Benefit Plan (as defined in the Merger Agreement) or any other employee benefit or fringe benefit plan, program or arrangement established or maintained by the Purchaser Parties after the Asset Closing for the benefit of Transferred SMS Employees, such plan, program or arrangement shall credit Transferred SMS Employees for service on or prior to the Asset Closing with SunGard Data or its Affiliates, as the case may be, to the same extent credited for such purposes under the comparable plan, program or arrangement immediately prior to the Asset Closing. For greater certainty, no service by a Transferred SMS Employee need be recognized to the extent that such recognition would result in any duplication of benefits, or to the extent that such service was not recognized under the corresponding SunGard Benefit Plan, and no such service need be recognized for benefit accrual purposes in any Datatel Benefit Plan that constitutes a defined benefit pension plan in which such Transferred SMS Employees may be eligible to participate after the Asset Closing. Following the Asset Closing, the Purchaser Parties shall cause each “employee welfare plan” (as defined in Section 3(1) of ERISA) covering Transferred SMS Employees (i) to reduce each such eligible employee’s (and his or her eligible dependents) annual deductible limits under such plans for the plan year in which the Asset Closing occurs to the extent deductible expenses were incurred and recognized for comparable purposes under the comparable SunGard Benefit Plan immediately prior to the Asset Closing, and (ii) to the extent waived under the SunGard Benefit Plans, to waive any pre-existing condition limitations or exclusions that do not apply to such employees immediately prior to the Asset Closing. On or prior to the Asset Closing Date, the SunGard Entities shall exercise commercially reasonable efforts to deliver to Purchaser information relating to the expenses incurred by the Transferred SMS Employees that count against annual deductible limits and co-payments limits of the “employee welfare plans” covering Transferred SMS Employees.

Nothing in this Section 7.5(f) shall obligate the Purchaser Parties to provide any benefit under any Datatel Benefit Plan that is a welfare benefit plan that it did not provide under such plan as of the Asset Closing Date.

(g) Purchaser shall be responsible for any obligation with respect to the Transferred SMS Employees under the Worker Adjustment Retraining and Notification Act of 1988 and any applicable state or local equivalent arising or accruing after the Asset Closing Date (collectively, “WARN”). The Seller Parties shall be responsible for any such obligation arising or accruing on or before the Asset Closing Date. The Parties hereto agree to cooperate in good faith to determine whether any notification may be required under WARN as a result of the transactions contemplated by this Agreement.

(h) The Seller Parties shall be responsible for the administration of and shall retain any and all obligations and liabilities for COBRA continuation coverage with respect to the Transferred SMS Employees and their dependents and beneficiaries for “qualifying events” occurring prior to and including the date on which the Transferred SMS Employee becomes a Transferred SMS Employee (for purposes of clarity, to the extent such Transferred SMS Employees are covered under an employee benefit plan providing for such COBRA continuation benefits), and Purchaser shall be responsible for all obligations and liabilities for COBRA continuation coverage for Transferred SMS Employees and their dependents and beneficiaries with respect to “qualifying events” occurring after the date on which the Transferred SMS Employee becomes a Transferred SMS Employee (for purposes of clarity, to the extent such Transferred SMS Employees are covered under an employee benefit plan providing for COBRA continuation benefits).

(i) Each Transferred SMS Employee will be credited by Purchaser with all accrued but unused vacation (including, without limitation, any accrued long service leave) as of the Asset Closing Date under the vacation policy of the Seller Parties applicable to such Transferred SMS Employee, and the Seller Parties shall have no liability with respect thereto after the Asset Closing Date.

(j) Except as is expressly provided in this Section 7.5 or in the Merger Agreement, any Liabilities relating to or at any time arising under or in connection with any “employee benefit plan” (as defined in Section 3(3) of ERISA), or any other benefit plan, program, agreement or arrangement at any time maintained, sponsored or contributed or required to be contributed to by the Seller Parties or any of their Affiliates, or with respect to which the Seller Parties or any of their Affiliates has any Liability, and any Liabilities arising out of, relating to or incurred in connection with the employment or service by, or termination from employment or service with, the Seller Parties or any of their Affiliates of any SMS Employee (including any Transferred SMS Employee), including any and all Liabilities pertaining to any salary or wages, vacation pay, bonuses or any other type of compensation or benefits, shall remain the Liability of the Seller Parties and their Affiliates.

(k) The Purchaser Parties and the Seller Parties acknowledge and agree that provisions contained in this Section 7.5 with respect to Transferred SMS Employees are included for the sole benefit of Purchaser Parties and the Seller Parties, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i)

in any other person, including any Transferred SMS Employees, any current or former participant in any SunGard Benefit Plan, or, in each case, any dependent or beneficiary thereof, or (ii) to continued employment with the Purchaser Parties and the Seller Parties, or any of their respective Subsidiaries or Affiliates.

7.6 Access.

(a) Subject to applicable Law and in accordance with the Confidentiality Agreement, upon reasonable notice, each of the Seller Parties, with respect to the SMS Business only, shall, throughout the period prior to the earlier of the Asset Closing or the termination of this Agreement, afford to the Purchaser Parties and their duly authorized Representatives reasonable access to its officers, employees, consultants and representatives and, during normal business hours, in a manner that does not unreasonably interfere with the SMS Business, to its and its Subsidiaries’ and the Company Subsidiaries’ officers, properties, Contracts, books, records (including Tax Returns filed and those in preparation, work papers and other materials relating to Taxes, but only to the extent relating to the SMS Business), any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities Laws, and shall use their respective reasonable efforts to cause their respective Representatives to furnish promptly such additional financial and operating data and other information, including environmental information, as to the SMS Business as the Purchaser Parties or their duly authorized Representatives, as the case may be, may reasonably request, and instruct its Representatives to cooperate with the Purchaser Parties and their duly authorized Representatives in their investigation; provided, however, that the foregoing shall not permit the Purchaser Parties or their duly authorized Representatives to conduct any invasive or destructive environmental sampling, testing or analysis on the property of the Seller Parties or their Subsidiaries.

(b) Notwithstanding the foregoing, neither the Seller Parties nor their respective Subsidiaries, as applicable, shall be required to provide any information to the extent that any such Person has reasonably determined that it is legally obligated to keep such information confidential or otherwise not to provide such information or to the extent that such access would be reasonably likely to constitute a waiver of the attorney-client privilege. Each of the Purchaser Parties will, and will cause its Subsidiaries to hold, and will direct its and their Representatives to hold, any and all information received from any of the Seller Parties, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

7.7 Public Announcements. Promptly after the execution of this Agreement, the Parties will issue the press release attached hereto as Exhibit B. Subject to the immediately foregoing sentence, the Seller Parties and the Purchaser Parties shall consult with each other prior to making any press release or public announcement relating to the Transactions and shall not issue any such press release or make any such public announcement prior to such consultation and without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, except as such Party believes in good faith may be required by applicable Law, Order or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other Party before issuing any such press release or making any such public announcement.

7.8 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Purchaser Parties, directly or indirectly, the right to control or direct the Company’s, its Subsidiaries’ or the SMS Business’s operations prior to the Asset Closing. Prior to the Asset Closing, each of the Parties shall exercise and be responsible for, consistent with the terms and conditions of this Agreement and applicable Law (including the HSR Act), complete control and supervision over their respective operations, including, in the case of the Seller Parties and their Subsidiaries, complete control and supervision of all programs, employees, finances and policies of the SMS Business.

7.9 Use of Name.

(a) For a period of 180 days after the Asset Closing Date, the Purchaser Parties shall have the limited, non-transferable right to use any trademarks and Internet domain names containing the name “SunGard” (the “SunGard Marks”) (i) solely in connection with the operation of the SMS Business in the manner operated immediately prior to the Asset Closing Date (and subject at all times to SunGard Data’s right to exercise quality control with respect to the use of the SunGard Marks and the goodwill associated therewith) and (ii) solely in the process of exhausting the existing inventory of printed purchase orders, sales invoices, marketing materials, stationery, printed forms, other documents and office and shipping supplies, and other products, equipment, and items bearing the SunGard Marks (the “Existing Stock”) in the Company’s, Purchaser’s or their respective Subsidiaries’ possession as of the Asset Closing, after which period (x) the Purchaser Parties shall, at their election, either (A) remove or obliterate the SunGard Marks from the Existing Stock or (B) cease using the Existing Stock, and (y) any and all right of the Purchaser Parties to use the SunGard Marks granted hereunder shall terminate immediately. Nothing in this Agreement will prohibit the Purchaser Parties from using the words “HIGHER” or “EDUCATION” independently of any SunGard Mark or using the SunGard Marks in a non-trademark manner to describe the history of the SMS Business or as required or permitted by Law.

(b) No SunGard Entity shall have any responsibility for claims by any third Person arising out of, or relating to, the use by the Purchaser Parties of the SunGard Marks after the Asset Closing Date.

7.10 Post-Closing Access to Records and Personnel.

(a) Exchange of Information. After the Asset Closing for a period of seven years, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access (including using reasonable commercial efforts to give access to third parties possessing information), during normal business hours, to any of the other Parties’ employees and to any books, records, documents, files and correspondence in the possession or under the control of such Party, in each case if and to the extent relating to the SMS Business (including the ownership and conduct of the SMS Business by SunGard Data or its Subsidiaries prior to the Asset Closing) that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Body having jurisdiction over the requesting

Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement and the Ancillary Agreements; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each Party may redact information regarding itself or its Subsidiaries or otherwise not relating to the other Party and its Subsidiaries, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Financial and Other Information. After the Asset Closing for a period of five years, each Party shall provide, or cause to be provided, as soon as reasonably practicable after written request therefor, to the other Party such financial and other data and information reasonably available and in its possession (in such form as is reasonably available to it), in each case if and to the extent relating to the SMS Business or the business of SunGard Data or its Subsidiaries, as applicable, as is reasonably requested by the other Party and reasonably necessary in order for such other Party to prepare required financial statements and reports or filings, including Tax Returns, to be provided to any third party or filed with any Governmental Body.

(c) Ownership of Information. Any information owned by a Party that is provided to a requesting Party pursuant to this Section 7.10 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(d) Record Retention. Except as otherwise provided herein, each Party agrees to use its reasonable commercial efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the SMS Business, the Company and its Subsidiaries prior to the Asset Closing (the “Books and Records”) in their respective possession or control for a commercially reasonable period of time, as set forth in their regular document retention policies, following the Asset Closing Date or for such longer period as may be required by Law or as may be reasonably requested in writing by any Party, or until the expiration of the relevant representation or warranty under this Agreement or the Ancillary Agreements and any related claim of indemnification related thereto. Notwithstanding the foregoing, any Party may destroy or otherwise dispose of any Books and Records not in accordance with its retention policy, provided that, prior to such destruction or disposal (i) such Party shall provide no less than 90 nor more than 120 days’ prior written notice to the other Party of any such proposed destruction or disposal (which notice shall specify in detail which of the Books and Records is proposed to be so destroyed or disposed of), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such Party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out of pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(e) Limitation of Liability. No Party shall have any liability to any other Party in the event that any information exchanged or provided pursuant to this Section 7.10 is found to be inaccurate. No Party shall have any liability to any other Party if any information is destroyed or lost after reasonable commercial efforts by such Party to comply with the provisions of Section 7.10(d).

(f) Other Agreements Providing For Exchange of Information. The rights and obligations granted under this Section 7.10 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement.

(g) Production of Witnesses; Records; Cooperation. In the case of a legal or other proceeding between one Party or any of its Affiliates and a third party relating to the SMS Business, the Company or its Subsidiaries, this Agreement or any of the Ancillary Agreements (including any matters subject to indemnification hereunder or thereunder) or the Transactions, each Party shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former (to the extent practicable), current (to the extent practicable) and future officers, employees, other personnel and agents of such Party as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available (other than materials covered by the attorney-client privilege), to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any legal, administrative or other proceeding in which the requesting Party may from time to time be involved, regardless of whether such legal, administrative or other proceeding is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all out-of-pocket costs and expenses in connection with the foregoing.

(h) Confidential Information. Nothing in this Section 7.10 shall require either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that any Party is required under this Section 7.10 to disclose any such information, that Party shall use commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

7.11 Mail Handling. After the Asset Closing, to the extent that the Company and/or any of its Subsidiaries previously has received, or the Company, Purchaser or any of their respective Subsidiaries receives any mail or packages addressed to SunGard Data or its Subsidiaries and delivered to the Company, Purchaser or any of their respective Subsidiaries not relating to the SMS Business, the Maintenance Business, the Company or its Subsidiaries, the Purchaser or the Company shall promptly deliver such mail or packages to SunGard Data. After the Asset Closing Date, Parent or its Affiliates may deliver to SunGard Data, or SunGard Data or its Affiliates may deliver to Purchaser or its Affiliates, any checks or drafts made payable to SunGard Data or its Subsidiaries, or made payable to Purchaser or its Subsidiaries, as the case may be, that constitutes property of Purchaser or its Affiliates or of SunGard Data or its

Affiliates, as the case may be, and SunGard Data, or Purchaser, as the case may be, shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse the Purchaser or such Affiliate or SunGard Data or its Affiliates within five (5) Business Days for the amounts of all such checks or drafts, or, if so requested by the other Party, endorse such checks or drafts to Purchaser or SunGard Data for collection. After the Asset Closing, to the extent SunGard Data or its Subsidiaries previously has received or receives any mail or packages addressed and delivered to SunGard Data or its Subsidiaries that relates to the SMS Business, the Maintenance Business, the Company or its Affiliates, SunGard Data shall promptly deliver such mail or packages to Parent. Neither Party may assert any set off, hold back, escrow or other restriction against any payment described in this Section 7.11.

7.12 Confidentiality. For a period of three (3) years from and after the Asset Closing (and indefinitely with respect to source code assigned to the Company pursuant to Section 1.1(a) of the Intellectual Property Agreement and trade secrets exclusively used by the Company, SunGard Data, or their respective Subsidiaries on the Asset Closing Date), each of the Company and the Purchaser Parties and SunGard Data shall, and shall cause its respective Affiliates and all of their respective Representatives to, hold in confidence, all confidential information (including trade secrets) concerning, in the case of SunGard Data, the SMS Business, the Purchaser Parties, the Company and their respective Subsidiaries, and in the case of the Company and the Purchaser Parties, SunGard Data and its Subsidiaries, except to the extent that (i) any such information relating to the SMS Business, the Company or its Subsidiaries was used by Seller (as defined in the Merger Agreement) or its Affiliates (other than the SMS Business, the Company and its Subsidiaries) on or prior to the Asset Closing Date, (ii) any such information is or becomes generally available to the public other than through the fault of any of SunGard Data or its Affiliates or Representatives or any of the Company, the Purchaser Parties or their respective Affiliates or Representatives, as applicable, (iii) any such information is required by applicable Law, Order or a Governmental Body to be disclosed (including any report, statement, testimony or other submission to such Governmental Body) and reasonable advance written notice of such disclosure is provided to the applicable Party with respect to such confidential information to the extent permitted by applicable Law, or (iv) any such information was or becomes available to any of SunGard Data or its Affiliates or Representatives or to any of the Company, any of the Purchaser Parties or their respective Affiliates or Representatives, as applicable, on a non-confidential basis and from a source (other than those related to SunGard Data’s prior ownership of the SMS Business, the Company and its Subsidiaries) that is not bound by an obligation of confidentiality with respect to such information.

7.13 Tax Matters.

(a) Parent and Purchaser shall, on a joint and several basis, be liable for, and shall indemnify and hold harmless each of the Seller Parties against, any Transfer Tax. SunGard Data, the Company and Parent shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes and shall each use their reasonable best efforts to minimize the incurrence of Transfer Taxes.

(b) Each Party agrees that, if the IRS Ruling is obtained, such Party will treat the Transactions contemplated under this Agreement for U.S. federal, State, foreign and local income tax purposes in accordance and consistent with the IRS Ruling.

7.14 Certain Agreements. At the Asset Closing, each of the Parties shall, and shall cause its Affiliates to, enter into each of the Ancillary Agreements (other than the Merger Agreement) and Ancillary Asset Agreements to which such Affiliate is or is intended to be a party or bound thereby and SunGard Data and Parent shall enter into the Escrow Agreement.

7.15 Ancillary Asset Agreements and Escrow Agreement. Between the date hereof and the Asset Closing, (a) each of the Parties shall negotiate in good faith each of the forms of the Ancillary Asset Agreements, and (b) each of SunGard Data and Parent shall negotiate in good faith a customary escrow agreement that is reasonably acceptable to each of SunGard Data, Parent and the Escrow Agent (the “Escrow Agreement”) pursuant to which, at the Asset Closing, the Estimated Merger Consideration (as defined in the Merger Agreement) will be delivered to the Escrow Agent for deposit into the Escrow Account pursuant to Section 3.6 and will be released from such Escrow Account at the Closing (as defined in the Merger Agreement) to Seller (as defined in the Merger Agreement) without further instruction from SunGard Data or Parent unless the condition set forth in Section 8.1(d) of the Merger Agreement has not been satisfied.

ARTICLE VIII

CONDITIONS TO ASSET CLOSING

8.1 Conditions to the Obligations of Each Party. The respective obligations of each Party to consummate the Asset Purchase are subject to the satisfaction on or prior to the Asset Closing of the following conditions, any or all of which may be waived, in whole or in part, by each Party to the extent permitted by applicable Law:

(a) all applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated;

(b) (x) no Action commenced by any Governmental Antitrust Entity located in the United States pursuant to any applicable Competition Law shall be pending before any U.S. Governmental Body wherein an unfavorable Order would (i) prevent or prohibit consummation of any of the Transactions, or (ii) cause any of the Transactions to be rescinded following consummation, and (y) no such Order shall be in effect;

(c) no provision of any applicable Law making illegal or otherwise preventing or prohibiting the consummation of any of the Transactions shall be in effect and no temporary, preliminary or permanent Order preventing or prohibiting the consummation of any of the Transactions will be in effect;

(d) the Appraisal Report shall have been received by each of SunGard Data and Parent and, based on the Fair Market Value (after giving effect to any portion of the Purchased Assets to be excluded from this Agreement pursuant to Section 3.1(c)), the total gain for U.S. Federal income tax purposes projected to be recognized by the Company in respect of the sale of the Purchased Assets (after taking into account the Base Purchase Price, adjustments to the Purchase Price, the amount of Assumed Liabilities and any deductions allowed, or increases in the tax basis of the Purchased Assets, on account of the Assumed Liabilities) does not exceed the Maximum Gain; and

(e) the IRS Ruling shall have been received by each of SunGard Data and Parent, and shall not have been withdrawn or revoked in whole or in part.

8.2 Additional Conditions to the Obligations of the Seller Parties. The obligation of the Seller Parties to consummate the Asset Purchase is subject to the satisfaction on or prior to the Asset Closing of the following conditions, any or all of which may be waived, in whole or in part, by the Seller Parties to the extent permitted by applicable Law:

(a) (i) the representations and warranties of the Datatel Entities set forth in this Agreement and the Merger Agreement (other than those other representations and warranties that address matters as of particular dates) shall be true and correct as of the Asset Closing Date as though then made at and as of the Asset Closing Date (without giving effect to materiality, Datatel Material Adverse Effect, or similar phrases in the representations and warranties) and (ii) the representations and warranties of the Datatel Entities set forth in this Agreement and the Merger Agreement that address matters as of particular dates shall be true and correct as of such dates (without regard to materiality, Datatel Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Datatel Material Adverse Effect;

(b) each of the Datatel Entities shall have performed and complied in all material respects with all covenants required by the Merger Agreement and this Agreement to be performed or complied with by it at or prior to the Asset Closing; and

(c) the SunGard Entities shall have received a certificate signed by an executive officer of each of the Datatel Entities, dated as of the Asset Closing Date, certifying the satisfaction by the Datatel Entities of the conditions set forth in the foregoing clauses (a) and (b).

8.3 Additional Conditions to the Obligations of the Purchaser Parties. The obligation of Parent and Purchaser to consummate the Asset Purchase is subject to the satisfaction on or prior to the Asset Closing of the following conditions, any or all of which may be waived, in whole or in part, by Purchaser and Parent to the extent permitted by applicable Law:

(a) (1) (i) the representations and warranties of the SunGard Entities and the Company set forth in this Agreement and the Merger Agreement (other than (x) Section 4.1, (y) Section 4.1, Section 4.2, Section 5.2, Section 5.4(a), Section 5.4(b) and Section 5.5(b) (collectively the “Fundamental Representations”), Section 5.4(c) and Section 5.8(a)(ii) of the Merger Agreement and (z) those other representations and warranties that address matters as of particular dates) shall be true and correct as of the Asset Closing Date as though then made at and as of the Asset Closing Date (without giving effect to materiality, Business Material Adverse Effect, or similar phrases in the representations and warranties) and (ii) the representations and warranties of the SunGard Entities and the Company set forth in this Agreement and the Merger Agreement that address matters as of particular dates (other than the Fundamental Representations and the representations and warranties set forth in Section 4.1 and Section 5.4(c) and Section 5.8(a)(ii) of the Merger Agreement) shall be true and correct as of such dates (without regard to materiality, Business Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect; (2) the Fundamental Representations and Section 4.1 shall be true and correct in all material respects as of the Asset Closing Date as though made at and as of the Asset Closing Date (except for representations and warranties which address matters only as of a specific date, which representations and warranties shall continue as of the Asset Closing Date to be true and correct in all material respects as of such specific date); (3) the representations and warranties set forth in Section 5.8(a)(ii) of the Merger Agreement shall be true and correct in all respects as of the Asset Closing Date as though then made at and as of the Asset Closing Date and (4) the representations and warranties set forth in Section 5.4(c) of the Merger Agreement shall be true and correct in all respects as of the Asset Closing Date as though then made at and as of the Asset Closing Date (except, in the case of this clause 4, to the extent any failure to be so true and correct would not cause a failure of the condition contained in paragraph 4 of Exhibit D to the Debt Financing Commitment and the aggregate amount of such Indebtedness as a result of such failure to be so true and correct does not exceed $5,000,000);

(b) each of the SunGard Entities and the Company shall have performed and complied in all material respects with all covenants required by the Merger Agreement and this Agreement to be performed or complied with by it at or prior to the Asset Closing; and

(c) the Datatel Entities shall have received a certificate signed by an executive officer of each of the SunGard Entities and the Company, dated as of the Asset Closing Date, certifying the satisfaction by the SunGard Entities and the Company of the conditions set forth in the foregoing clauses (a) and (b).

ARTICLE IX

TERMINATION AND EXPENSES

9.1 Termination Event.

(a) This Agreement shall automatically terminate in the event the Merger Agreement is terminated in accordance with its terms.

(b) This Agreement (x) shall automatically terminate if either Parent or SunGard Data has not waived satisfaction of the condition set forth in Section 8.1(d) or Section 8.1(e), on or before the date on which the last of the following conditions has been satisfied: (i) at least 180 days have elapsed since the date of this Agreement; (ii) all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3 have been satisfied or waived (other than (a) the conditions set forth in Sections 8.1(d) and 8.1(e) and (b) those conditions that by their nature are to be satisfied by actions taken at the Asset Closing, but such conditions must be capable of being satisfied on such termination date as if it were the Asset Closing Date); and (iii) the Asset Closing otherwise would be required to occur pursuant to Section 3.2 of this Agreement but for the failure of one or both of the conditions set forth in Sections 8.1(d) and 8.1(e) to be satisfied or (y) shall immediately terminate upon the delivery of any written notice by Parent to SunGard Data that expressly references this Section 9.1(b)(y) and states that Parent is exercising its right to terminate this Agreement pursuant to this Section 9.1(b)(y).

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement will forthwith become void and have no further force or effect, without any Liability (other than as set forth, and subject to the limitations included, in Section 9.2, Section 9.3 and Section 9.4 of the Merger Agreement) on the part of any Seller Party or Purchaser Party (or any Representative of any such Party); provided that, subject to Section 11.1 and the terms and limitations of Section 9.3 and Section 9.4 of the Merger Agreement, nothing in this Section 9.2 shall relieve any party of any Liability for any willful and material breach by such Party of this Agreement prior to the Asset Closing.

9.3 Expenses. Except as otherwise expressly provided in this Agreement and the Ancillary Agreements, each of the Seller Parties and each of the Purchaser Parties shall bear its own fees and expenses incurred in connection with the negotiation and execution of this Agreement, the Ancillary Agreements, the Ancillary Asset Agreements and each other agreement, document and instrument contemplated hereby and thereby and the consummation of the Transactions; provided, however, that (a) all reasonable and documented out-of-pocket fees and expenses of the Datatel Entities and their Subsidiaries in connection with the Restructuring shall be paid or reimbursed by SunGard Data and (b) all reasonable and documented out-of-pocket fees and expenses of the SunGard Entities in connection with the transactions to be performed under this Agreement shall be paid or reimbursed by the Datatel Entities (except to the extent such fees and expenses are incurred in connection with transactions that otherwise are required to occur pursuant to the Restructuring unless such fees and expenses are Excess Costs (as defined in the Merger Agreement) for which Parent is responsible pursuant to Exhibit C of the Merger Agreement).

ARTICLE X

INDEMNIFICATION

10.1 Indemnification.

(a) Following the Asset Closing and subject to the terms and conditions of this ARTICLE X, SunGard Data shall indemnify, defend and hold harmless the Purchaser Parties and their respective Affiliates (including the Company and its Subsidiaries), and their respective officers, directors, employees, stockholders, managers, members, partners, assigns and successors (each, a “Datatel Indemnified Party”) from and against, and shall compensate and reimburse each Datatel Indemnified Party for, all Losses imposed upon or incurred by such Datatel Indemnified Party (“Datatel Losses”), subject to Section 10.2, with respect to (i) any failure of any representation or warranty of the Seller Parties set forth in this Agreement (except for the representations and warranties with respect to Taxes) or in the certificate delivered pursuant to Section 8.3(c) of this Agreement to be true and correct or (ii) any breach of any covenant or agreement of the Seller Parties contained herein to be performed after the Asset Closing. The Datatel Indemnified Parties, whether under this Agreement or pursuant to Article X of the Merger Agreement, shall not be entitled to recover more than once for the same Datatel Loss and shall not be entitled to recover any Loss if and to the extent such Loss is reflected in the calculation of Company Transaction Fees and Expenses (as defined in the Merger Agreement) or SMS Closing Net Working Capital.

(b) Following the Asset Closing and subject to the terms and conditions provided in this ARTICLE X, Parent shall indemnify, defend and hold harmless SunGard Data and its Affiliates, and their respective officers, directors, employees, stockholders, managers, members, partners, assigns and successors (each, a “SunGard Indemnified Party”) from and against, and shall compensate and reimburse each SunGard Indemnified Party for, all Losses imposed upon or incurred by such SunGard Indemnified Party (“SunGard Losses”), subject to Section 10.2, with respect to (i) the failure of any representation or warranty of the Purchaser Parties set forth in this Agreement or in the certificate delivered pursuant to Section 8.2(c) of this Agreement to be true and correct or (ii) any breach of any covenant or agreement by the Purchaser Parties contained herein to be performed after the Asset Closing. The SunGard Indemnified Parties, whether under this Agreement or pursuant to Article X of the Merger Agreement, shall not be entitled to recover more than once for the same SunGard Loss.

(c) Notwithstanding the foregoing, Datatel Losses and SunGard Losses shall not include, and in no event shall any Datatel Loss or SunGard Loss be recoverable under the terms of this Agreement to the extent it consists of, punitive, special or exemplary damages, except to the extent such punitive, special or exemplary damages are awarded against any Datatel Indemnified Party or SunGard Indemnified Party, as the case may be, in a third-party claim.

(d) For the avoidance of doubt, other than with respect to the Merger Agreement, this ARTICLE X shall not apply to any representation, warranty, covenant or agreement made by any

SunGard Party, the Company or any Purchaser Party contained in any Ancillary Agreement or other agreement entered into in connection with the Transactions.

(e) Parent and Purchaser shall reimburse and indemnify SunGard Data and any of its Affiliates for, and hold them harmless against, any reasonable and documented out-of-pocket costs paid in connection with the Appraisal Report, the IRS Submissions, any audit by any Tax authority or any administrative or judicial proceeding in respect of the determination or allocation of the Purchase Price, the sale of the Purchased Assets or any other Transaction pursuant to this Agreement.

10.2 Certain Limitations.

(a) Notwithstanding anything contained herein to the contrary, SunGard Data shall not be obligated to indemnify Datatel Indemnified Parties for aggregate Capped Datatel Losses in excess of an amount equal to $1,775,000,000. “Capped Datatel Losses” means all Datatel Losses under this Agreement pursuant to Section 10.1(a) of this Agreement and all Datatel Losses (as defined in the Merger Agreement) under the Merger Agreement pursuant to Sections 10.1(a)(i), 10.1(a)(ii), 10.1(a)(iii) and 10.1(a)(iv) of the Merger Agreement.

(b) The representations and warranties of the Seller Parties and the Purchaser Parties contained in ARTICLE IV, ARTICLE V and ARTICLE VI of this Agreement shall not survive the Asset Closing; provided that the representations and warranties set forth in Sections 4.1, 5.1 and Section 6.1 shall survive indefinitely. The covenants and agreements contained in this Agreement shall not survive the Asset Closing; provided that the covenants and agreements contained in this Agreement to be performed after the Asset Closing shall survive until the date or dates explicitly specified therein or, if not so specified, until performed in accordance with their terms.

(c) The obligations to indemnify and hold harmless a Party pursuant to Sections 10.1(a) and 10.1(b) shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 10.2(b); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the SunGard Indemnified Party or Datatel Indemnified Party, as the case may be, to be indemnified (each, an “Indemnified Party”) shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party.

(d) Notwithstanding anything to the contrary in this Agreement, the obligations of Parent to reimburse, indemnify and hold harmless SunGard Data and its Affiliates pursuant to Section 10.1(e) shall survive indefinitely, including upon a termination of this Agreement.

10.3 Procedures for Third Party Claims.

(a) Third Party Claims. Promptly (but in no event later than ten (10) days) after the receipt by any Indemnified Party of a notice of any Action by any third party that may be subject to indemnification under this ARTICLE X, such Indemnified Party shall give written notice of such Action to the indemnifying Party hereunder (the “Indemnifying Party”), stating in reasonable detail the nature and basis of each claim made in the Action and, to the extent known, the amount thereof along with copies of the relevant documents received by the Indemnified Party evidencing the Action and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the third party claim upon written notice to the Indemnified Party delivered within thirty (30) days after receipt of the particular notice from the Indemnified Party; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the third party claim if it (x) seeks as a remedy the imposition of an equitable remedy that is binding upon any Purchaser Party or any of its Affiliates (including the Company or its Subsidiaries), (y) involves alleged criminal liabilities of the Indemnified Party or any of its Affiliates or (z) is subject to a limitation set forth in Section 10.2(a) and the amount at issue in such claim (together with all other pending and previously resolved claims subject to the same limitation set forth in Section 10.2(a) as such claim) that would not be subject to indemnification pursuant to this Article X as a result of the application of such limitation set forth in Section 10.2(a) is greater than the amount at issue that would be subject to indemnification after application of such limitation set forth in Section 10.2(a). So long as the Indemnifying Party has assumed the defense of, and diligently defends, the third party claim in accordance herewith and notified the Indemnified Party in writing thereof, (i) the Indemnified Party may retain separate co counsel at its sole cost and expense and participate in the defense of the third party claim, (provided, however, that the Indemnifying Party shall pay all reasonable costs and expenses of counsel for the Indemnified Party (A) after such time as the Indemnified Party has notified the Indemnifying Party of such third party claim and prior to such time as the Indemnifying Party has notified the Indemnified Party that it has assumed the defense of such third party claim or (B) if both the Indemnifying Party and the Indemnified Party are named parties to the proceedings and the Indemnified Party shall have concluded in good faith, based on advice from counsel, that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or the availability to the Indemnified Party of one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect thereof; provided, further, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties), (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the third party claim (other than a judgment or settlement that (A) is on exclusively monetary terms with such monetary amounts paid by the Indemnifying Party concurrently with the effectiveness of the settlement, (B) does not involve any finding or admission of violation of Law or admission of wrongdoing by the Indemnified Party, and (C) provides a complete and unconditional release of, or dismissal with prejudice of, all claims against any Indemnified Party potentially affected by such third party claim for all matters that were or could have been asserted in connection with such claim) without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). Whether or not the Indemnifying Party shall have assumed the defense, such Indemnifying Party shall not be obligated to indemnify and hold harmless the

Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Procedures for Other Claims. An Indemnified Party shall promptly notify the Indemnifying Party in writing of any pending or threatened claim or demand (other than a third party claim) that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement, describing in reasonable detail, to the extent known by the Indemnified Party, the facts and circumstances with respect to the subject matter of such claim; provided, however, that the failure to provide such notice shall not release any Indemnifying Party from any of its obligations under this Agreement except to the extent such Indemnifying Party is materially prejudiced by such failure. In the event the Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to this Section 10.3(b), the Indemnifying Party shall notify the Indemnified Party within thirty (30) days following their receipt of such notice if the Indemnifying Party disputes its liability to the Indemnified Party under this Agreement. If the Indemnifying Party does not so notify the Indemnified Party, the claim specified by the Indemnified Party in such notice shall be conclusively deemed to be a liability of the Indemnifying Party under this Agreement, and the Indemnifying Party shall pay, subject to the limitations identified in this Agreement, if applicable, the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. If the Indemnifying Party disputes all or a portion of the claim from an Indemnified Party, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within 30 days following the delivery by the Indemnifying Party of its notice of dispute, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 11.6.

(c) Treatment of Indemnification Payments; Insurance Recoveries. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price. Any indemnity payment under this Agreement shall be decreased by any amounts actually recovered by the Indemnified Party under third party insurance policies with respect to such Loss (net of the expenses incurred in procuring such recovery and any premiums or other chargebacks paid by such Indemnified Party under the relevant insurance policy and any Taxes imposed on the proceeds of such policy). Each Party agrees (i) to use all reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this Agreement has been paid by the Indemnifying Party to the Indemnified Party prior to the recovery by the Indemnified Party of such insurance proceeds, to promptly pay to the Indemnifying Party such amounts actually recovered by the Indemnified Party.

10.4 Remedies Exclusive; Mitigation. Following the Asset Closing, with the exception of remedies based on fraud, the remedies set forth in this ARTICLE X and Article X and Section 7.4 of the Merger Agreement shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of this Agreement or the Merger Agreement (it being understood that nothing in this Section 10.4 or elsewhere in this Agreement or the Merger Agreement shall affect the Parties’ rights (a) to specific performance and other non-monetary equitable remedies with respect to the covenants referred to in this Agreement and the Merger Agreement to be performed after the Asset Closing or (b) under any of the other Ancillary Agreements (other than the Merger Agreement)). Each Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to mitigate and minimize its Losses that are indemnifiable hereunder. Each of the Parties hereby waives any provision of any applicable Law to the extent that it would limit or restrict the agreements contained in this Section 10.4.

ARTICLE XI

GENERAL PROVISIONS

11.1 Remedies and Enforcement. Notwithstanding anything to the contrary in this Agreement, each of the Parties (a) acknowledges and agrees that the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) prior to the Asset Closing relating to, arising out of and/or otherwise in connection with this Agreement, the Merger Agreement, the Financing Commitments and the transactions contemplated hereby and thereby are those set forth in, but subject to the limitations in, Article IX of the Merger Agreement (the “Merger Agreement Remedies”), (b) irrevocably and unconditionally waives its right to seek any remedy (whether at law, in equity, in contract, in tort or otherwise) prior to the Asset Closing relating to, arising out of and/or otherwise in connection with this Agreement, the Merger Agreement, the Financing Commitments and the transactions contemplated hereby and thereby other than the Merger Agreement Remedies and (c) acknowledges and agrees that prior to the Asset Closing, this Agreement, the Merger Agreement, the Financing Commitments and the transactions contemplated hereby and thereby may be enforced solely in accordance with, and subject to the limitations set forth in, Section 9.4 of the Merger Agreement.

11.2 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if and when delivered personally or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such address for a Party as will be specified by like notice):

(a) if to SunGard Data or, prior to the Closing (as defined in the Merger Agreement), the Company, to:

SunGard Data Systems Inc.

680 East Swedesford Road,

Wayne, PA 19087

Attention: General Counsel

Facsimile No.: (610) 687-3725

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention: Clare O’Brien

Facsimile No.: (646) 848-8966

(b) if to the Purchaser Parties, to:

c/o Hellman & Friedman LLC

One Maritime Plaza

12th Floor

San Francisco, CA 94111

Attention: Arrie Park

Facsimile No.: (415) 788-0176

with a copy to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention: Richard Capelouto

Chad Skinner

Facsimile No.: (650) 251-5002

(c) if, after the Closing, to the Company, to:

SunGard Higher Education Inc.

4 Country View Road

Malvern, PA19355

Attention: John Milana, CFO

Facsimile No.: (610) 578-5330

with a copy to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention: Richard Capelouto

Chad Skinner

Facsimile No.: (650) 251-5002

11.3 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each Party and delivered to the other Parties, it being understood that all the Parties need not sign the same counterpart.

11.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements (including the Exhibits and the Schedules hereto and thereto), together with the Confidentiality Agreement, constitutes the entire agreement among the Parties hereto and supersedes any prior understandings, agreements or representations by or among the Parties hereto, written or oral, to the extent they related in any way to the subject matter hereof. This Agreement will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, other than: (a) Section 11.1, Section 11.6, and Section 11.7 (which shall be for the benefit of, among others, the Financing Sources, and the Financing Sources, among others, will have the rights provided for therein); (b) Article X (which shall be for the benefit of the Datatel Indemnified Parties and the SunGard Indemnified Parties, and the Datatel Indemnified Parties and the SunGard Indemnified Parties will have the rights provided for therein); and (c) this ARTICLE XI in respect of the Sections set forth under the foregoing clauses (a) and (b).

11.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, except that each of the Purchaser Parties may assign, in its sole discretion, any or all of its rights, interests or obligations under this Agreement to any one or more of their Affiliates; provided that no such assignment will relieve the assigning Party from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

11.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof or of any other jurisdiction which would require the application of any other State’s laws. Each of the Parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the Merger Agreement, the Financing Commitments or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Merger Agreement, the Financing Commitments or the transactions contemplated hereby or thereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other matter provided by law. Each of the Parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth in Section 11.2 shall be effective service of process for any suit, action or proceeding brought in any such court. Each of the Parties hereto agrees that that the submissions, waivers and agreements in this Section 11.6 shall extend to any action or proceeding that involves any Financing Source.

11.7 Waiver of Jury Trial. Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, the Ancillary Agreements, the Financing Commitments or the transactions contemplated hereby and thereby, including the Merger and the Financing. Each of the Parties (a) certifies that no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) acknowledges that it and the other Parties have been induced to enter into this Agreement, , the Ancillary Agreements and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.7 and (c) agrees that such waivers and certifications shall extend to the Financing Sources.

11.8 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible; provided that the Parties intend that the remedies and limitations thereon contained in Section 11.1 to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing Commitments.

11.9 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only, and will be given no substantive or interpretive effect whatsoever.

11.10 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

11.11 Extension; Waiver. At any time prior to the Asset Closing, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

11.12 Non-Recourse. This Agreement may only be enforced against, and any claim or clause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any Party or any assignee of the foregoing shall have any Liability for any obligations or Liabilities of any Party under this Agreement or the Ancillary Agreements or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith or therewith.

11.13 Interpretation. Words herein in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires. The term “material” shall, unless otherwise stated, mean material in relation to the HE Business, taken as a whole. The terms “hereof,” “herein,” and “herewith” and words of similar import herein (or in any Ancillary Agreement) shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable Ancillary Agreement) taken as a whole (including all of the schedules and exhibits hereto and thereto) and not to any particular provision of this Agreement (or such Ancillary Agreement). Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement (or the applicable Ancillary Agreement) unless otherwise specified. The terms “either” and “or” are not exclusive and the word “including” and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) means “including, without limitation.” References to “$” or otherwise to dollar amounts refer to the lawful currency of the United States. Unless expressly stated to the contrary in this Agreement or in any Ancillary Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to August 4, 2011 (or the date of which the relevant Ancillary Agreement is first entered into, as the case may be) regardless of any amendment or restatement hereof (or thereof). The Parties have participated jointly in the negotiation and drafting of this Agreement, and in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be duly executed as of the date first above written.

SUNGARD DATA SYSTEMS INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Senior Vice President – Corporate Development

SUNGARD HIGHER EDUCATION INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Vice President

[Signature Page to Asset Purchase Agreement]

SOPHIA, L.P.

By:	SOPHIA HOLDING II GP, LLC, its general partner

By:	SOPHIA HOLDING I, L.P., its managing member

By:	SOPHIA HOLDING I GP, LLC, its general partner

By:	HELLMAN & FRIEDMAN CAPITAL PARTNERS VI (PARALLEL), L.P., its managing member

By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ ANUPAM MISHRA
	Name:	Anupam Mishra
	Title:	Managing Director

SOPHIA PURCHASER COMPANY, L.P.

By:	SOPHIA HOLDING II GP, LLC, its general partner

By:	SOPHIA HOLDING I, L.P., its managing member

By:	SOPHIA HOLDING I GP, LLC, its general partner

By:	HELLMAN & FRIEDMAN CAPITAL PARTNERS VI (PARALLEL), L.P., its managing member

By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ ANUPAM MISHRA
	Name:	Anupam Mishra
	Title:	Managing Director

[Signature Page to Asset Purchase Agreement]